UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11

REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

SUPREME HOTEL PROPERTIES, INC.
(Name of small business issuer in its charter)

DELAWARE	7011	20-3019239
State or Jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

P.O. BOX 690578, Orlando, Florida 32869-0578 (407) 965-0170
(Address and Telephone Number of Principal Executive Offices)

P.O. BOX 690578, Orlando, Florida 32869-0578
(Address of principal place of business or intended principal place of business)

Delaware Intercorp, Inc., 113 Barksdale Professional Center, Newark, DE 19711 (888) 324-1817
(Name, Address, and Telephone Number of agent for service)

Thomas Elliott Chairman & Chief Executive Officer Supreme Hotel Properties, Inc. P.O. Box 690578 Orlando, Florida 32869-0578 (407) 965-0170	Copies to: John Swain, Jr, Esq., General Counsel Supreme Hotel Properties, Inc. 203 N. Wabash Ave. - Suite 711 Chicago, IL 60601 (312) 621-8207

Approximate Date of proposed sale to the public:	As soon as practicable after this Registration Statement becomes effective

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $.001 par value	6,925,613	$0.15	$1,038,841.95	$ 122.27
TOTALS	6,925,613		$1,038,841.95	$122.27

Notes:

1.
Estimated solely for the purpose of calculating the registration fee in accordance with the provisions of Rule 457(h)(1). There is no trading market for the shares and the aggregate offering price and the fee is computed upon the basis of the book value. Book value is approximately $0.15 per share.

The information in this information statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                              , 2005

INFORMATION STATEMENT/PROSPECTUS

SHARES OF COMMON STOCK OF
SUPREME HOTEL PROPERTIES, INC.

This information statement/prospectus relates to the issuance of shares of common stock of Supreme Hotel Properties, Inc. (RealtyCorp) in connection with the spin-off by Supreme Realty Investments, Inc. of its wholly-owned subsidiary, Supreme Hotel Properties, Inc. (HotelCorp) pursuant to a plan adopted by the Board of Directors of Supreme Realty Investments, Inc. on August 22, 2005. As a result of the spin-off, RealtyCorp's stockholders will be entitled to receive 1.37 shares of common stock of HotelCorp for each share of RealtyCorp that they own.
Shares of common stock of Supreme Hotel Properties, Inc. to which this information statement/prospectus relate consist of 6,925,613 shares of common stock of Supreme Hotel Properties, Inc. that the selling stockholders named in this prospectus may offer for resale from time to time. The registration of these shares does not necessarily mean the selling stockholders will offer or sell all or any of these shares of common stock.
We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but will incur expenses in connection with the offering. We do not expect to pay underwriting discounts or commissions in connection with the issuance or resale of these shares.
The selling stockholders from time to time may offer and resell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement that will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

The shares of Supreme Hotel Properties, Inc. are not traded on any national securities market or quotation system. After the spin-off, we will operate as a real estate corporation. We do not intend in the foreseeable future to seek qualification as a REIT or a similar tax-advantaged pass through entity.

You should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 16. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

SUMMARY INFORMATION

The Company

Full Name, Address & Phone Number	Supreme Hotel Properties, Inc. P.O. Box 690578 Orlando, FL 32869-0578 (407) 965-0170

Business
Supreme Hotel Properties, Inc. (hereinafter referred to as “HotelCorp”), is a wholly-owned subsidiary of Supreme Realty Investments, Inc.(hereinafter referred to as “RealtyCorp”) that acquires and invests in “upper upscale, “ “upscale,” “lifestyle,”and “midscale” hotel properties located primarily in the United States. To a lesser extent, we may invest, on a selective basis, in premium full service and extended stay hotel properties in urban locations.

To further its business purposes, the Board of Directors of RealtyCorp has adopted a plan to spin-off its subsidiary to its shareholders. After the spin-off, HotelCorp plans to continue to operate as a real estate corporation to acquire, develop, own and operate a portfolio of hotel properties.

We do not intend in the foreseeable future to seek qualification as a REIT or a similar tax-advantaged pass through entity.

Basics About This Spin-off Transaction
On August 22, 2005, the Board of Directors of RealtyCorp adopted a plan to spin off its wholly owned subsidiary, HotelCorp to its shareholders. As a result of the spin-off, RealtyCorp's stockholders will be entitled to receive 1.37 shares of the common stock of HotelCorp for each share of RealtyCorp that they own.

The shares of common stock of HotelCorp to which this information statement/prospectus relate consist of 6,925,613 shares of common stock that the selling stockholders named in this prospectus may offer for resale from time to time. The registration of these shares does not necessarily mean the selling stockholders will offer or sell all or any of these shares of common stock.

Majority Approval Already Obtained for Spin-off
Majority stockholders of RealtyCorp holding over 67% of the issued and outstanding shares of each company have already approved the adoption of the planned spin-off. As a result, no vote by the stockholders of RealtyCorp will be taken because these actions have already been approved by the written consent of the holders of a majority of the outstanding shares as allowed by the Nevada corporate statutes. We have attached the form of stockholders' consent of RealtyCorp as Exhibit 1.0 to this information statement/prospectus.

What RealtyCorp Stockholders will receive in the Spin-off
As of September 23, 2005 (Record Date), there were 4,800,000 shares of RealtyCorp outstanding, with no options and no warrants. In addition to the RealtyCorp common shares they already own, as a result of the spin-off, RealtyCorp's stockholders will be entitled to receive 1.37 shares of common stock of HotelCorp for each share of RealtyCorp that they own. HotelCorp will not issue any fractional shares of common stock in connection with the spin-off. Instead, if fractional shares should occur as a result of the exchange rate, such fractional shares will be rounded up to the nearest whole share.

Ownership of HotelCorp After the Spin-off
HotelCorp will issue approximately 6,925,613 shares of common stock to RealtyCorp stockholders in connection with the spin-off. RealtyCorp's stockholders will own 100% of the outstanding common stock of HotelCorp after the spin-off.

Federal Tax Consequences of the Spin-off
RealtyCorp and HotelCorp intend that the spin-off qualify as a ”reorganization" for federal income tax purposes. If the spin-off qualifies as reorganization, stockholders of HotelCorp's shares will generally not recognize any gain or loss for federal income tax purposes on the exchange of their shares of HotelCorp for the common stock of RealtyCorp in connection with the spin-off. The companies themselves, as well as the current holders of RealtyCorp's common stock, will not recognize gain or loss as a result of the spin-off.

We recommend you consult your tax advisor or counsel with respect to certain tax consequences that may be particular to you due to your particular circumstances.

RealtyCorp Stockholders have no Appraisal or Dissenters Rights	Under the Nevada Revised Statutes, the stockholders of RealtyCorp are not entitled to appraisal or dissenters' rights in connection with the spin-off.

Effective Time of Spin-off	The spin-off will become effective at the date and time this registration statement is deemed effective by the Securities and Exchange Commission.

No Regulatory Approval Required
No regulatory approval is required in order to consummate the spin-off other than the successful registration of the shares to be issued in connection with the spin-off by the Securities and Exchange Commission and all applicable state securities regulators.

No Change of Directors of HotelCorp	The current board of directors of RealtyCorp will be appointed to the board of directors of HotelCorp at the close of the spin-off transaction.

Restrictions on the Ability to Sell HotelCorp's Stock
All shares of common stock of HotelCorp received by the stockholders of RealtyCorp in connection with the spin-off will be freely transferable unless the shareholder is considered an affiliate of either RealtyCorp or HotelCorp under the federal securities laws.

HotelCorp will place appropriate legends on the certificates of any common stock of to be received by affiliates of HotelCorp which are subject to the resale rules of Rule 144. In addition, affiliates of HotelCorp have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act of 1933 on shares of common stock of HotelCorp to be received by them in the spin-off.

Expenses	HotelCorp has agreed to pay all expenses incurred in connection with the spin-off, including the preparation of the financial statements, SEC filings, exhibits, legal fees, etc.

Risks Related to Spin-off Agreement
After the transaction is completed, HotelCorp's success will be totally dependent on the success of the business currently conducted by HotelCorp. There are no assurances that HotelCorp's business operations will be profitable after closing the spin-off agreement. (See "Risk Factors")

No Trading Market	The shares of HotelCorp are not quoted for trading on any national market or quotation system. There can be no certainty that the shares of HotelCorp will ever trade in a public market.

RISK FACTORS

An investment in our common stock involves a number of risks. The risks described below represent the material risks you should carefully consider before making an investment decision. These risks may materially and adversely affect our business, liquidity, financial condition and results of operations, in which case the value of our common stock could decline significantly and you could lose all or a part of your investment. The risk factors described below are not the only risks that may affect us. Some statements in this prospectus, including statements in the following risk factors, constitute forward looking statements. Please refer to the section entitled “Forward Looking Statements.”

Risks Related to Our Business

We were formed in June, 2005 and have a limited operating history.

We have only recently been organized and have not commenced operations. As a result, we have a limited operating history. We are subject to the risks generally associated with the formation of any new business, including unproven business models, untested plans, uncertain market acceptance and competition with established businesses. Consequently, it may be difficult for you to evaluate our historical performance.

Our management has limited experience operating a public company and therefore may have difficulty in successfully and profitably operating our business.

Prior to joining our company, our management had limited experience operating a public company. As a result, we cannot assure you that we will be able to successfully execute our business strategies as a public company and you should be especially cautious in drawing conclusions about the ability of our management team to execute our business plan.

Because our senior executive officers will have broad discretion to invest the net proceeds of our private placements, they may make investments for which the returns are substantially below expectations or which result in net operating losses.

Because we intend to use a substantial portion of the net proceeds from our private placements to acquire hotel properties, if we are not successful in acquiring these properties, our senior executive officers will have broad discretion, within the investment criteria established by our board of directors, to invest the net proceeds from our private placements and to determine the timing of these investments. This discretion could result in investments that may not yield returns consistent with your expectations or which may result in net operating losses.

Our investment sourcing relationship with Hospitality Real Estate Counselors (HREC) may not result in the acquisition of any hotel properties.

We believe that access to information about hotel property investment opportunities known to Hospitality Real Estate Counselors (HREC) will provide us with a competitive advantage by providing us with knowledge about a potential investment opportunity before it has been widely marketed. Therefore, while we expect that this competitive advantage will lead to favorable investments by us, we cannot assure you that this will result in the acquisition of any hotel properties or provide us with a competitive advantage.

Our results of operations are highly dependent on the management of our hotel properties by third-party hotel management companies.

We do not intend to operate our hotel properties or participate in the decisions that affect the daily operations of our hotel properties. Therefore, we must enter into third-party hotel management agreements with one or more eligible independent contractors. Thus, third-party hotel management companies that enter into management contracts with us will control the daily operations of our hotel properties.

Under the terms of the hotel management agreements that we will enter into in the future with Expotel Hospitality Services, L.L.C. or other third-party hotel management companies, our ability to participate in operating decisions regarding our hotel properties will be limited. We will continue to rely on these hotel management companies to adequately operate our hotel properties under the terms of the hotel management agreements. Even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, ADRs and operating profits, we may not have sufficient rights under our hotel management agreements to enable us to force the hotel management company to change its method of operation. We can only seek redress if a hotel management company violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Our proposed management agreements are generally terminable, subject to certain exceptions for cause or performance (see “Exhibit 6.0 “Hotel Management Agreement”), and in the event that we need to replace any of our hotel management companies pursuant to termination for cause or performance, we may experience significant disruptions at the affected properties, which may adversely affect our ability to make distributions to our stockholders.

Our mortgage agreements and/or ground leases may contain certain provisions that may limit our ability to sell our hotel properties.

In order to assign or transfer our rights and obligations under certain of our mortgage agreements and/or ground leases, we generally must:

•	obtain the consent of the lender or lessor;

•	pay a fee equal to a fixed percentage of the outstanding loan balance; and

•	pay any costs incurred by the lender in connection with any such assignment or transfer.

These provisions of our mortgage agreements and ground leases may limit our ability to sell our hotel properties which, in turn, could adversely impact the price realized from any such sale.

Our current proposed hotel management agreements contain provisions requiring us to pay certain fees to the property manager even if the hotel property is not profitable, which may adversely affect our ability to make distributions to our shareholders.

The hotel management agreements that we expect to enter into in the future contain provisions that require us to pay substantial base management fees to the management company irrespective of whether the hotels are profitable and incentive management fees that represent a substantial portion of the net operating income from the particular hotel property. As a result, these fee payment provisions may adversely affect our ability to make distributions to our shareholders.

Our current hotel management agreements are generally long term, which may adversely affect our ability to sell our hotels.

Our proposed hotel management agreements that we expect to enter into with Expotel Hospitality Services, L.L.C. contain initial terms of five (5) years and have renewal periods, at Expotel’s option, of an additional five (5) years. Because our hotel properties would have to be sold subject to the applicable hotel management agreement, the term length of a hotel management agreement may deter some potential purchasers and could adversely impact the price realized from any such sale.

We are subject to the risk of increased operating expenses.

Our hotel management agreements require us to bear the operating risks of our hotel properties. Our operating risks include not only changes in hotel revenues but also increased operating expenses, including, among other things:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses.

Any decreases in hotel revenues or increases in operating expenses could have a materially adverse effect on our earnings and cash flow.

Our ability to make distributions to our stockholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

In the event of downturns in our operating results and financial performance or unanticipated capital improvements to our hotel properties, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our actual results of operations, debt service requirements, capital expenditure requirements for our properties and our operating expenses. We may not generate sufficient cash in order to fund distributions to our stockholders.

Among the factors which could adversely affect our results of operations and our distributions to stockholders are reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotel properties. Among the factors which could reduce our net operating profits are decreases in hotel property revenues and increases in hotel property operating expenses. Hotel property revenue can decrease for a number of reasons, including increased competition from a new supply of rooms and decreased demand for rooms. These factors can reduce both occupancy and room rates at our hotel properties.

If we were to default on our secured debt in the future, the loss of any property securing the debt would harm our ability to satisfy other obligations.

We expect that a substantial portion of our debt will be secured by first mortgage deeds of trust on our properties. Using our properties as collateral increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property that secures any loans for which we are in default. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders. If this occurs, our financial condition, cash flow and ability to satisfy our other debt obligations or ability to pay dividends may be adversely affected.

Future debt service obligations could adversely affect our operating results, may require us to liquidate our properties and limit our ability to make distributions to our stockholders.

We currently maintain a policy that limits our total debt level to no more than 80% of our aggregate property investment and repositioning costs. Our board of directors, however, may change or eliminate this debt limit, and/or the policy itself, at any time without the approval of our stockholders. In the future, we may be able to incur substantial additional debt, including secured debt. Incurring such debt could subject us to many risks, including the risks that:

•	our cash flow from operations will be insufficient to make required payments of principal and interest;

•	we may be more vulnerable to adverse economic and industry conditions;

•
we may be required to dedicate a substantial portion of our cash flow from operations to the repayment of our debt, thereby reducing the cash available for distribution to our stockholders, funds available for operations and capital expenditures, future investment opportunities or other purposes;

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

•	the use of leverage could adversely affect our stock price and the ability to make distributions to our stockholders.

If we violate covenants in our future indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

If we obtain debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. In addition, we may place mortgages on our hotel properties to secure our line of credit or other debt. To the extent we cannot meet these debt service obligations, we risk losing some or all of those properties to foreclosure. Additionally, our debt covenants could impair our planned strategies and, if violated, result in a default of our debt obligations.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future investment opportunities or other purposes.

We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

We currently are negotiating with a number of financial institutions to obtain a secured revolving line of credit that may contain financial covenants that could limit our operations and our ability to make distributions to our stockholders.

Our anticipated secured revolving credit facility may contain financial and operating covenants, including net worth requirements, fixed charge coverage and debt ratios and other limitations on our ability to make distributions or other payments to our stockholders (other than those required by the Code), sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. Advances under our anticipated secured revolving credit facility may be subject to borrowing base requirements based on the hotels securing the facility. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Failure to comply with any of the covenants in our anticipated secured revolving credit facility could result in a default under one or more of our debt instruments. This could cause one or more of our lenders to accelerate the timing of payments and could harm our business, operations, financial condition or liquidity.

If we are unable to complete the proposed acquisitions of the hotel properties we in a timely fashion or at all, we will have no designated use for a majority of the net proceeds of our initial public offering and may experience delays in locating and securing attractive alternative investments.

We intend to use a substantial portion of the net proceeds from our initial public offering to acquire hotel properties that we consider to be “probable” acquisitions. We cannot assure you that we will acquire any of these properties because each proposed acquisition is subject to a variety of factors including: (i) our completion of satisfactory due diligence and (ii) the satisfaction of closing conditions, including the receipt of third-party consents and approvals. If we do not complete these acquisitions within our anticipated time frame or at all, we may experience delays in locating and securing attractive alternative investments. These delays could result in our future operating results not meeting expectations and adversely affect our ability to make distributions to our stockholders. If we are unable to complete the purchase of the hotel properties, we will have no specific designated use for a majority of the net proceeds from our initial public offering and investors will be unable to evaluate in advance the manner in which we invest the net proceeds or the economic merits of the properties we may ultimately acquire with the net proceeds.

Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases.

We may acquire interests in hotel properties by acquiring a leasehold interest in the land underlying the property. As lessee under ground leases, we would be exposed to the possibility of losing the hotel property upon termination, or an earlier breach by us, of the ground lease.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturer’s financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In this event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make dubious business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our senior executive officers to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

A portion of our revenues may be attributable to operations outside of the United States, which will subject us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in a significant source of our cash flows that could adversely affect our ability to make distributions to our stockholders.

We may acquire selective hotel properties outside of the United States. International investments and operations generally are subject to various political and other risks that are different from and in addition to risks in U.S. investments, including:

•	the enactment of laws prohibiting or restricting the foreign ownership of property;

•
laws restricting us from removing profits earned from activities within the foreign country to the United States, including the payment of distributions, i.e., nationalization of assets located within a country;

•	variations in the currency exchange rates, mostly arising from revenues made in local currencies;

•	change in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

•	changes in real estate and other tax rates and other operating expenses in particular countries; and

•	more stringent environmental laws or changes in such laws.

In addition, currency devaluations and unfavorable changes in international monetary and tax policies could have a material adverse effect on our profitability and financing plans, as could other changes in the international regulatory climate and international economic conditions. Liabilities arising from differing legal, monetary and political risks as well as currency fluctuations could adversely affect our financial condition, operating results and our ability to make distributions to our stockholders.

Any properties we invest in outside of the United States may be subject to foreign taxes.

In the future, we may invest in hotel properties in foreign countries. Those foreign countries will impose taxes on our hotel properties and our operations within their jurisdictions. To the extent possible, we will structure our investments and activities to minimize our foreign tax liability, but we will likely incur foreign taxes with respect to non-U.S. properties. As a result, foreign taxes we pay will reduce our income and available cash flow from our foreign hotel properties, which, in turn, could reduce our ability to make distributions to our stockholders.

Risks Related to the Hotel Industry

Failure of the hotel industry to continue to improve may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will continue to improve. Economic slowdown and world events outside our control, such as terrorism, have adversely affected the hotel industry in the recent past and if these events reoccur, may adversely affect the industry in the future. In the event conditions in the hotel industry do not continue to improve as we expect, our ability to execute our business strategies will be adversely affected, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Our initial focus is on “upper upscale,” “upscale,” “lifestyle,” and “midscale” hotels; these segments of the hotel market are highly competitive and generally subject to greater volatility than other segments of the market, which could harm our profitability.

The “upper upscale,” “upscale,” “lifestyle,” and “midscale” segments of the hotel business are highly competitive. Our hotels compete on the basis of location, room rates and quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in our hotel chain scale segments, and many of these competitors have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and rental revenue at our hotels, which would harm our operations. Also, over-building in the hotel industry may increase the number of rooms available and may decrease the average occupancy and room rates at our hotels. In addition, in periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating upper upscale and upscale hotels when compared to other classes of hotels.

We expect to experience rapid growth and may not be able to adapt our management and operational systems to integrate the hotel properties we expect to invest in and reposition without unanticipated disruption or expense.

We have developed our business strategies based on the expectation of continued rapid growth. We cannot assure you that we will be able to adapt our management, administrative, accounting, and operational systems, or hire and retain qualified operational staff to integrate and manage our investment in or repositioning of any hotel properties. Our failure to successfully integrate and manage acquisitions could have a material adverse effect on our financial condition and results of operations and our ability to make distributions to our stockholders.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring those hotels that we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and may result in stockholder dilution.

Our ability to make distributions to our stockholders may be affected by factors unique to the hotel industry.

Operating Risks.    Our hotel properties are and will continue to be subject to various operating risks common to the hotel industry, many of which are beyond our control, including:

•	competition from other hotel properties that may be located in our markets, some of which may have greater marketing and financial resources than us;

•	an over-supply or over-building of hotel properties in our markets, which could adversely affect occupancy rates and revenues at our properties;

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	necessity for periodic capital reinvestment to repair and upgrade our hotel properties;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	adverse effects of a downturn in the hotel industry; and

•	risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net operating profits, which in turn could adversely affect our ability to make distributions to our stockholders.

Competition for Acquisitions.    We compete for hotel investment opportunities with competitors that may have a different tolerance for risk than we do or have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us and may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new hotel properties on attractive terms.

Seasonality of Hotel Industry.    Some hotel properties that we have acquired or may acquire in the future have business that is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to our stockholders.

Investment Concentration in Single Industry.    Our entire business is related to the hotel industry. Therefore, a downturn in the hotel industry, in general, will have a material adverse effect on our hotels’ revenues and the net operating profits and amounts available for distribution to our stockholders.

Capital Expenditures.    Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. These capital improvements may give rise to the following risks:

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun; and

•	disputes with franchisors/managers regarding compliance with relevant management/franchise agreements.

The costs of these capital improvements could adversely affect our financial condition and amounts available for distribution to our stockholders.

The development of hotel properties is subject to timing, budgeting and other risks that may adversely affect our operating results and our ability to make distributions to stockholders.

We may selectively engage in new developments of hotel properties as market conditions warrant. Developing hotel properties involves a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

We cannot assure you that any development project will be completed on time or within budget. Our inability to complete a project on time or within budget may adversely affect our operating results and our ability to make distributions to our stockholders.

The hotel industry is capital intensive and our inability to obtain financing could limit our growth.

Our hotel properties require periodic capital expenditures and renovations to remain competitive and the acquisition of additional hotel properties requires significant capital expenditures. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities. As a result, our ability to fund capital expenditures, or investments through retained earnings, may be limited. Consequently, we will rely upon the availability of debt or equity capital to fund our investments and capital improvements, but these sources of funds may not be available on favorable terms and conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur; however, we may not be able to obtain additional equity or debt financing on favorable terms, if at all.

The events of September 11, 2001, recent economic trends, the military action in Afghanistan and Iraq and the possibility of future terrorist acts and military action have adversely affected the hotel industry generally, and similar future events could adversely affect the industry in the future.

Before September 11, 2001, hotel owners and operators had begun experiencing declining RevPAR, as a result of the slowing U.S. economy. The terrorist attacks of September 11, 2001 and the after-effects (including the possibility of more terror attacks in the United States and abroad), combined with economic trends and the U.S.-led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and hotel industry RevPAR generally. If the economy once again declines or there is a future terrorist attack in the United States, our business may be materially and adversely affected. We cannot predict the extent to which these factors will directly or indirectly impact your investment in our common stock, the hotel industry or our operating results in the future. Declining RevPAR at hotels that we acquire would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our common stock will trade, the hotel industry at large and our operations in particular.

Potential future outbreaks of contagious diseases could have a material adverse effect on our revenues and results of operations due to decreased travel, especially in areas significantly affected by the disease.

In 2003, the outbreak of Severe Acute Respiratory Syndrome, (SARS) drastically decreased travel in areas significantly affected by the disease. Potential future outbreaks of SARS, avian flu, or other contagious diseases could adversely impact travel to areas where we have hotel properties, which could have a material adverse effect on our revenues or results of operations.

We place significant reliance on technology.

The hotel industry continues to demand the use of sophisticated technology and systems including technology utilized for property management, procurement, reservation systems, customer loyalty programs, distribution, and guest amenities. These technologies can be expected to require refinements and there is the risk that advanced new technologies will be introduced. If various systems and technologies become outdated or new technology is required, we may not be able to replace outdated technology or introduce or achieve expected benefits from new technology as quickly as our competition, within budgeted costs for such technology, or at all, which in turn may have an adverse effect on our revenues and results of operations.

We may be adversely affected by increased use of business-related technology which may reduce the need for business-related travel.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, demand for hotel properties may decrease and our profitability may be adversely affected.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We intend to acquire and maintain comprehensive insurance on each of our hotel properties, including liability, terrorism, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel property owners. We cannot assure you that such coverage will be available at reasonable rates. Various types of catastrophic losses, like earthquakes, hurricanes, floods, losses from foreign terrorist activities such as those on September 11, 2001, or losses from domestic terrorist activities such as the Oklahoma City bombing may not be insurable or may not be insurable on reasonable economic terms. Future lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on our results of operations and ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel property, as well as the anticipated future revenue from that particular hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position with regard to the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotel properties will be subject to various federal, state and local environmental laws. Under these laws, courts and government agencies may have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or treatment, or transports for disposal or treatment, a hazardous substance at a property owned by another person may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, certain laws require a business using chemicals (such as swimming pool chemicals at a hotel property) to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the costs associated with a contaminated property. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We cannot assure you that future laws or regulations will not impose material environmental liabilities or that the current environmental condition of our hotel properties will not be affected by the condition of the properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

Although we will take commercially reasonable steps to assess the condition of our properties, there may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest. In addition, we are obligated to indemnify our lenders for any liability they may incur in connection with a contaminated property.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and could cause us to incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to our stockholders.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or private litigants winning damages. If we are required to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected.

Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In addition, because all of our hotel management agreements contain restrictions on our ability to dispose of our hotel properties, are typically long-term and do not terminate in the event of a sale, our ability to sell hotel properties may be further limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•
civil unrest, acts of God, including earthquakes, floods and other natural disasters and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

We may decide to sell our hotel properties in the future. We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

Increases in our property taxes could adversely affect our ability to make distributions to our stockholders.

Each of our hotel properties is subject to real and personal property taxes. These taxes on our hotel properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our ability to make distributions to our stockholders could be adversely affected.

Our hotel properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of mold to which our hotel guests or employees could be exposed at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, exposure to mold by our guests or employees, management company employees or others could expose us to liability if property damage or health concerns arise.

Risks Related to Our Organization and Structure

Consequences of our operating as a C corporation.

As a C corporation, we generally will be subject to a corporate-level tax on a taxable disposition of any appreciated asset we hold, which tax could reduce the amount that we could otherwise distribute to our stockholders.

Plans should consider ERISA risks of investing in our common stock.

ERISA and Section 4975 of the Code prohibit certain transactions that involve (i) certain pension, profit-sharing, employee benefit, or retirement plans or individual retirement accounts and (ii) any person who is a “party in interest” or “disqualified person” with respect to such plan. Consequently, the fiduciary of a plan contemplating an investment in our common stock should consider whether our company, any other person associated with the issuance of our common stock or any affiliate of the foregoing is or may become a “party in interest” or “disqualified person” with respect to the plan and, if so, whether an exemption from such prohibited transaction rules is applicable. If a fiduciary of a plan engages in certain transactions with a “party in interest” or “disqualified person” for which no prohibited transaction exemption is available, the parties to the transaction could be subject to excise taxes and other penalties. See “ERISA Considerations.”

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws or regulations, or the administrative interpretations of those laws or regulations, may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or our stockholders.

We may issue additional shares that may affect a change in control of the company.

Our charter authorizes our board of directors to issue up to 100,000,000 shares of common stock and up to 100,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Furthermore, our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. Issuances of additional shares of stock may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders’ best interests.

Certain advance notice provisions of our bylaws may limit the ability of a third party to acquire control of our company.

Our bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws and (b) with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws. These advance notice provisions may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders’ best interests.

Risks Related to our Initial Public Offering and Resale of our Common Stock

We cannot assure you that a public market for our common stock will develop.

Prior to our initial public offering, there has not been a public market for our common stock and, even though we intend to apply to list the shares of our common stock on a national exchange or quotation medium in connection with our initial public offering, we cannot assure you that an active trading market for the shares of common stock offered hereby will develop or, if developed, that any such market will be sustained. In the absence of an active public trading market, an investor may be unable to liquidate an investment in our common stock. We cannot assure you that the price at which the shares of common stock will sell in the public market after the closing of our initial public offering will not be lower than the price at which they are sold by the underwriters of our initial public offering.

The market price of our equity securities following our initial public offering may vary substantially.

The trading prices of equity securities issued hotel companies have historically been affected by changes in market interest rates. One of the factors that may influence the price of our common stock in public trading markets is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of our stock to demand a higher annual yield, which could reduce the market price of our equity securities.

Other factors that could affect the market price of our equity securities include the following:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

The number of shares available for future sale could cause our share price to decline.

Upon the completion of our initial public offering, we will have 6,925,613 shares of common stock outstanding. We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price of our common stock. Sales of substantial numbers of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. We may issue from time to time additional common stock or preferred stock in connection with the acquisition of properties and we may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of common stock or the perception that these sales could occur may adversely affect the prevailing market price for our common stock. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities.

Any future conversion of our preferred stock into common stock, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders.

We cannot assure you that we will be able to make distributions to our stockholders in the future.

Our ability to pay distributions may be adversely affected by the risk factors described in this prospectus. All distributions are made at the discretion of our board of directors and will depend upon our earnings, our financial condition, and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will be able to pay distributions in the future. In addition, some of our distributions may include a return of capital.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend rate as a percentage of the market price of our common stock, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our common stock or seek securities paying higher dividends or interest. The market price of our common stock likely will be strongly affected by the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Future offerings of debt securities or preferred stock, which would be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. We will be able to issue additional shares of common stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred stock and debt, if issued, could have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interest.

FORWARD LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “pro forma,” “estimate” or “anticipate” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans, market statistics, or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•
the factors discussed in this prospectus, including without limitation those set forth under the sections titled “Risk Factors,” “Management’s Plan of Operations,” “Our Business,” “Hotel Industry” and “Proposed Acquisitions”;

•	adverse economic or real estate developments in our markets;

•	general economic conditions;

•	the degree and nature of our competition;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	availability of and our ability to retain qualified personnel;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	general volatility of the capital markets and the market price of our common stock;

•	environmental uncertainties and risks related to natural disasters;

•	changes in foreign currency exchange rates; and

•	changes in real estate and zoning laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. You should carefully consider this risk when you make an investment decision concerning our common stock. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.”

MARKET DATA

Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes, including market information compiled by Smith Travel Research, Inc. which, among other things, provides research reports and forecasts on the performance of the hotel and travel industry. We have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

DETERMINATION OF OFFERING PRICE

There is no trading market for the shares and the aggregate offering price and the fee is computed upon the basis of the book value. Book value is approximately $0.15 per share.

DILUTION

There is no substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. The net tangible book value per share is $0.15 both before and after the offering.

[the rest of this page left blank intentionally]

SELLING SECURITY HOLDERS

LastName	Firstname	# of Shares	% Owned
AIWUYO	ESOSA	137	0.00%
ALDRICH	TERESA	5,480	0.08%
ALLISON, JTWROS	LAVERNE &, CHRI	3,825	0.06%
ANDERSON	RUTH DENISE	4,553	0.07%
BAKER	CHRIS	14	0.00%
BANKS	WILLIE MAE	14,342	0.22%
BEASLEY, JR.	EUGENE	19,123	0.29%
BOZEMAN	DIANE	6,850	0.10%
BROWN	CARLOS	27,085	0.41%
BROWN	JEMIL	3,425	0.05%
BURT	HORTENSE	685	0.01%
CEDE	(FAST)	52,154	0.79%
CEDE	(FAST)	602,247	9.16%
CEDE	(FAST)	27,398	0.42%
CEDE	(FAST)	27,398	0.42%
COLE	DARRYL	205	0.00%
COLERIDGE	JOHN	184,939	2.81%
CORLEY	CARL	110	0.00%
EDWARDS	ANGELA	685	0.01%
EDWARDS	TONYA	69	0.00%
ELLIOTT	JARRED	9,561	0.15%
ELLIOTT	PORTIA	38,246	0.58%
EQUITIES	TRIANGLE	252,065	3.83%
FISERVE	SECURITIES	6,850	0.10%
FISERVE	SECURITIES	6,850	0.10%
FISERVE	SECURITIES	13,699	0.21%
FISERVE	SECURITIES	4,110	0.06%
FISERVE	SECURITIES	3,425	0.05%
FLETCHER	ANTIOINETTE	66,931	1.02%
HALE	LES	765	0.01%
HAYWOOD	FREDERIC	1,912	0.03%
IBIZUGBE	JANE	205	0.00%
IBIZUGBE	IDIA	82	0.00%
JONES	JENNIFER	3,825	0.06%
JONES	STEVEN	6,564	0.10%
KENNER	KEITH	1,370	0.02%
LARA	DEBORAH	342	0.01%
LLOYD	ANTHONY	765	0.01%
MARSHALL	KYLE	9,561	0.15%
PALMORE	MARY	4,781	0.07%
POWELL, JTWROS	PHYLLIS & LIND.	685	0.01%
POWELL, JTWROS	BART ELLIOTT &	205	0.00%
REID	JOSHUA	9,561	0.15%
REID, III	DAVID PAUL	9,561	0.15%
REID, Jr.	DAVID	66,931	l.02%
ROBERTS	ROBERT	4,781	0.07%
ROSE	JAILYN	9,561	0.15%
SABREE	NAIM	19,123	0.29%
SALES, JTWROS	S.L. & MARLENE	4,781	0.07%
SEGOUNIS	NICK	41,098	0.63%
SMITH	BRUCE	9,561	0.15%
SWAIN, SR.	JOHN	66,931	1.02%
THOMAS	RON	1,530	0.02%
THOMAS, JTWROS	DONNA GIBSON	3.060	0.05%
TILLMAN	JIMMY	19,123	0.29%
TILLMAN	JIMMY	6,850	0.10%
VEAL	TRIFOROS	137	0.00%
WASHINGTON	MANUEL	4,781	0.07%
WATERS	ANTHONY	69	0.00%
		1,701,920	26%
Officers Directors

		0	0.00%
		0	0.00%
		0	0.00%
		0	0.00%
		0	0.00%
HARVEY	JIMMY	296,607	4.51%
WALDON	LAKYE	164,390	2.50%
LEROY	JEAN	1,539,383	21.13%
ELLIOTT	THOMAS	3,223,312	45.98%
	TOTAL RESTRICTED	5,223,693	74%

	TOTAL COMMON STOCK	6,925,613	100.00%

PLAN OF DISTRIBUTION

In general, the persons to whom we issue securities under this registration statement will be able to resell HotelCorp's securities in the public market (assuming one develops) without further registration and without being required to deliver a prospectus. With the consent of the board of directors of HotelCorp, this prospectus may be used by selling stockholders who may wish to sell securities. As used in this prospectus, "selling security holders" may include donees, distributees and pledgees of securities received from a named selling security holder. The board of directors may limit its consent to a specified time period and subject its consent to certain limitations and conditions, which may vary by agreement.

Selling security holders may sell securities from time to time in one or more of the following transactions:

•	through any securities exchange that may quote the common stock of HotelCorp in the future;
•	in the over-the-counter market;
•	in transactions other than on such exchange or in the over-the-counter market including negotiated transactions and other private transactions);
•	in short sales (sales of shares completed by the delivery of borrowed stock) of the common stock, in transactions to cover short sales or otherwise in connection with short sales;
•	pledge to secure debts and other obligations or on foreclosure of a pledge;
•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; or
•	in a combination of any of the above transactions.

Selling security holders may enter into hedging transactions from time to time in which a selling security holder may:

•	in a combination of any of the above transactions;
•
enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of common stock, in which case such broker-dealer or other person may use shares of common stock received from the selling security holder to close out its short positions;

•	sell common stock short itself and redeliver shares offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with their short positions;
•
enter into option or other types of transactions that require the selling security holder to deliver common stock to a broker-dealer or any other person, who will then resell or transfer the common stock under this prospectus; or

•
loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

Selling security holders may use broker-dealers or other persons to sell their shares in transactions that may include one or more of the following:

•
loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

•	a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;
•	purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or
•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

Resales by selling security holders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. When resales are to be made through a securities firm, the securities firm may be engaged to act as the selling security holder's agent in the resale of the shares by the selling security holder, or the securities firm may purchase securities from the selling security holder as principal and thereafter resell the securities from time to time. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. Securities may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. The securities firm may resell the securities through other securities dealers, and commissions or concessions to those other dealers may be allowed. We and such selling security holders may indemnify any securities firm participating in such transactions against certain liabilities, including liabilities under the Securities Act of 1933 and may reimburse them for any expenses in connection with an offering or sale of securities. We may also agree to indemnify the selling security holder against any such liabilities or reimburse them for expenses. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act of 1933 may be deemed underwriting compensation under the Securities Act of 1933.

Selling security holders may also offer shares of common stock covered by this information statement/prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act of 1933, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act of 1933. Selling security holders should seek the advice of their own counsel about the legal requirements for any sales by them.

The terms of the acquisition of shares of common stock by the selling security holder may include a provision for the sharing or reallocation of the selling security holder's costs in connection with the resale of the securities, including the cost of registering the securities issued in the acquisition and preparing and printing the amendment or supplement, commissions and other costs of resale.

This prospectus will be amended or supplemented, if required by the Securities Act of 1933 and the rules of the Securities and Exchange Commission, to disclose the name of the selling security holder, the participating securities firm, if any, the number of shares of common stock involved and other information concerning the resale, including the terms of any distribution, including the names of any underwriters, brokers, dealers or agents and any discounts, commissions, concessions or other items constituting compensation. We may agree to keep the registration statement relating to the offering and sale by the selling security holders of HotelCorp's securities continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act of 1933.

Selling stockholders should be aware that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market.

Regulation M consists of six rules. Rule 100 is a definitional rule. Rule 101 covers the activities of underwriters, broker-dealers, and others participating in a distribution. Rule 102 governs the activities of issuers and selling security holders. Rule 103 pertains to Nasdaq passive market making. Rule 104 governs stabilization transactions and certain post-offering activities by the underwriters, and Rule 105 governs short selling in anticipation of a public offering. With certain exceptions, Regulation M precludes us and any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with a market offering. We strongly recommend selling stockholders to consult with their own legal counsel to ensure compliance with Regulation M. All of the foregoing may affect the marketability of the shares of common stock of HotelCorp.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but will incur expenses in connection with the offering. We do not expect to pay underwriting discounts or commissions in connection with the issuance or resale of these shares.

SELECTED FINANCIAL DATA

We present in this prospectus certain historical and pro forma financial data. The selected historical financial information as of June 30, 2005, has been derived from our historical unaudited interim financial statements filed in our predecessor’s 10-QSB Quarterly Report. The selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements as of June 30, 2005 and the related notes.

The unaudited pro forma consolidated balance sheet data and the unaudited pro forma consolidated statement of operations and other data for the 6 month period ended June 30, 2005, are presented as if:

•	the completion of our spin-off, initial public offering, and application of the net proceeds;

•	the acquisition of 7-10 hotel properties that we consider probable acquisitions; and

•	our private placement $121,000,000 worth of preferred stock and 1st mortgage bonds to institutional investors had occurred on the first day of the period presented.

The pro forma information is not necessarily indicative of what our actual financial position or results of operations would have been as of the dates or for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	Historical	Pro Forma
	6-month Period Ending June 30, 2005	6-month Period Ending June 30, 2005
Statement of Operations Data:
Revenues:
Rooms	$-0-	$29,620,500
Food & Beverage	-0-	3,071,250
Other	-0-	1,416,188
Total Revenues	-0-	34,107,938
Hotel Operating Expenses:
Departmental Expenses	-0-	6,440,411
Undistributed Operating Expenses	-0-	9,754,870
Fixed Charges	-0-	1,807,721
Depreciation & Amortization	-0-	3,109,615
Corporate Overhead	66,051	1,749,893
Total Operating Expenses	66,051	22,862,503

Operating Profit(Loss)	(66,051)	11,245,423
Interest & Other Income	1,273	65,487
Interest Expense	(38,662)	(3,903,750)
Earnings Before Taxes	(103,440)	7,407,160
Provision for Income Taxes	-0-	(2,814,721)

NET EARNINGS	(103,440)	4,592,439

Balance Sheet Data:
Assets:
Current Assets	$2,719	$76,854,916
Hotel Property & Equipment, net	-0-	50,890,385
Other Assets	1,314,043	2,723,377

Total Assets	1,320,327	130,468,677
Liabilities & Equity:
Current Liabilities	213,823	2,313,936
Mortgage Debt	835,000	75,000,000
Preferred Shareholders’ Equity	-0-	51,000,000
Common Shareholders’ Equity	271,504	2,154,741

Total Liabilities & Equity	1,320,327	130,468,677

Statistical Data:
Number of Hotels	-0-	5
Number of Rooms	-0-	1,172
Occupancy Rate	-0-	72%
Average Daily Rate(ADR)	-0-	$76.00
RevPar	-0-	$57.00

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were recently formed and have not commenced revenue generating operations. Please see “Risk Factors—Risks Related to Our Business, Growth Strategy and Investment Sourcing Relationship with Hospitality Real Estate Counselors” for a discussion of risks relating to our limited operating history. The following discussion should be read in conjunction with our audited financial statements and the related notes thereto included elsewhere in this prospectus.

Overview

We are a real estate hospitality company that owns, acquires and invests in “upper upscale,” “upscale,” “lifestyle,” and “midscale” hotel properties located primarily in the United States. To a lesser extent, we may invest, on a selective basis, in full service and extended stay hotel properties in urban locations. We will begin operations in , 2005 when we complete a spin-off transaction from our parent company, Supreme Realty Investments, Inc.

Our principal business objective is to maximize stockholder value through a combination of dividends, growth in funds from operations, and increases in net asset value. We believe that we can create long-term value in the hotel properties we acquire by taking advantage of individual market recovery opportunities, aggressive asset management and repositioning. We currently plan to invest approximately $105 million in 2005 and 2006 to acquire and renovate hotels.

We will conduct substantially all of our operations through partnerships and wholly-owned subsidiaries. We may issue limited partnership units to third parties in exchange for capital or in exchange for interests in hotel properties from time to time. We also may issue limited partnership units to management as a substitute for restricted stock grants or other equity-based compensation. As a C corporation, the earnings of our hotel properties are subject to federal and state income tax; such tax reduces our funds from operations and the cash available for distribution to our stockholders

Sellers of hotel properties that receive limited partnership units of our operating partnership in exchange for their ownership interest in those properties may be able to defer recognition of any taxable gain that would be recognized in a cash sale until such time as their limited partnership units are redeemed or we sell the contributed properties. Upon a limited partner’s election to have us redeem its units, we may redeem them, at our election, either for cash or shares of our common stock on a one-for-one basis, subject to any lock-up or other restrictions that may exist.

We intend to enter into hotel management agreements with Expotel Hospitality Services, L.L.C. for our initial proposed hotel property acquisitions.

The discussion below relates to the results of operations of the residential properties that we currently own. The historical financial statements presented herein were prepared in accordance with GAAP. Following the completion of our spin-off transaction and our private placement transactions, we will dispose of our remaining residential real estate holdings and use:

•	approximately $ 1,051,012 to retire outstanding principal and accrued interest on the mortgage indebtedness related to our existing residential properties;

•	approximately $ 105 million to fund the purchase and renovation of those acquisition properties that we consider probable acquisitions; and

Therefore, the discussion below should not be read as being indicative of any future operating results of our company.

Industry Trends and Outlook

We believe the hotel industry, as a whole, is continuing to recover from a pronounced downturn that occurred over the three-year period from 2001-2003. This recovery has been, and we expect it to continue to be, primarily driven by increased demand for hotel rooms as compared to increases in hotel room supply. According to Smith Travel Research, Inc., demand for hotel rooms, measured by total rooms sold, increased by 0.3% in 2002, 1.5% in 2003 and 4.7% in 2004 and is projected to increase by 4.0% in 2005. By comparison, hotel room supply grew by 1.6% in 2002, 1.2% in 2003 and 1.0% in 2004 and is projected to increase by 1.2% in 2005 as compared to its past 15-year historical annual average of 2.1%. As a result, we expect that sustained growth in demand and lower growth in supply will result in continued improvement of hotel industry fundamentals. Specifically, according to Smith Travel Research, Inc.:

•	occupancy increased 3.7% in 2004 and is projected to increase by 2.8% in 2005;

•	average daily rate, or ADR, increased by 4% in 2004 and is projected to increase by 4.2% in 2005; and

•	RevPAR increased by 7.8% in 2004 and is projected to increase by 7.1% in 2005.

While we believe the trends in room demand and growth supply will result in continued improvement in hotel industry fundamentals, we cannot assure you that these trends will continue. The trends discussed above may not continue for any number of reasons, including an economic slowdown and world events outside of our control, such as terrorism. In the past, these events have adversely affected the hotel industry and if these events reoccur, they may adversely affect the industry in the future.

Key Indicators of Financial Condition and Operating Performance

We use a variety of operating and other information to evaluate the financial condition and operating performance of our business. These key indicators include financial information that is prepared in accordance with GAAP, as well as other financial information that is not prepared in accordance with GAAP. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the performance of individual hotel properties, groups of hotel properties and/or our business as a whole. We periodically compare historical information to our internal budgets as well as industry-wide information. These key indicators include:

•	occupancy percentage;

•	ADR;

•	RevPAR;

Occupancy, ADR and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. ADR and RevPAR include only room revenue. Room revenue is dictated by demand, as measured by occupancy percentage, pricing, as measured by ADR, and our available supply of hotel rooms. RevPAR, which is calculated as the product of ADR and occupancy percentage, is another important statistic for monitoring operating performance at the individual hotel level and across our business as a whole. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a company-wide and regional basis.

Our ADR, occupancy percentage and RevPAR performance may be impacted by macroeconomic factors such as regional and local employment growth, personal income and corporate earnings, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction and the pricing strategies of competitors.

Critical Accounting Policies and Estimates

Our consolidated financial statements include the accounts of Supreme Hotel Properties, Inc. and all consolidated subsidiaries. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

Investment in Hotel Properties.    Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment and identifiable intangible assets at fair value in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Property and equipment are recorded at fair value based on analyses, including current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment based on analysis performed by management and appraisals received from independent third parties.

Property and equipment are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and land improvements and one to ten years for furniture and equipment. Identifiable intangible assets are typically related to contracts, including ground lease agreements and hotel management agreements, which are recorded at fair value. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair market contract rates for corresponding contracts. Contracts acquired that are at market do not have significant value.

We typically enter into a new hotel management agreement based on market terms at the time of acquisition. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired.

We review our investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the investments in hotel properties may not be recoverable. Events or circumstances that may cause us to perform a review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of an investment in a hotel property exceed the hotel’s carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the estimated fair market value is recorded and an impairment loss recognized.

Revenue Recognition.    Hotel revenues, including room, golf, food and beverage, and other hotel revenues, are recognized as the related services are provided. In cases where there is a significant degree of uncertainty surrounding collection of the fee, revenue is not recognized until the cash is collected.

Stock-based Compensation.    We account for stock-based employee compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation, as amended. For restricted stock awards, we record unearned compensation equal to the number of shares awarded multiplied by the average price of our common stock on the date of the award. Unearned compensation is amortized using the straight-line method over the period in which the restrictions lapse (i.e., vesting period). For unrestricted stock awards, we record compensation expense on the date of the award equal to the number of shares awarded multiplied by the average price of our common stock on the date of the award, less the purchase price for the stock, if any.

Accounting for “Key Money”.    Expotel Hospitality Services, L.L.C. will contribute to us certain amounts, which we refer to as key money, in exchange for the right to manage certain of our hotel properties. We defer key money received from a hotel manager in conjunction with entering into a long-term hotel management agreement and amortize the amount received against management fees over the term of the management agreement.

Other Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or “SFAS 123(R).” SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The FASB has concluded that companies could adopt the new standard in one of two ways: either the modified prospective transition method or the modified retrospective transition method. Using the modified prospective transition method, a company would recognize share-based employee compensation cost from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Using the modified retrospective method, a company would recognize employee compensation cost for periods presented prior to the adoption of the proposed standard in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. For periods after the date of adoption of the standard, the modified prospective transition method described above would be applied. SFAS 123(R) becomes effective for public companies with their first interim or annual reporting period that begins after June 15, 2005. For non-public companies, the standard becomes effective for their first fiscal year beginning after December 15, 2005. We currently utilize the fair value approach for accounting for stock compensation, and therefore expect that the impact on our financial condition and results of operations of adopting SFAS 123(R) is expected to be minimal.

Results of Operations

Stockholders’ equity at September 30, 2005 was approximately $264,984. Our loss for the 9-month period ending September 30, 2005 was ($157,175).

Revenue.    Rental revenue from or residential properties decreased to $1,273 for the 9-month period ended September 30, 2005 compared to $36,300 for the 9-month period ended September 30, 2004. The decrease in rental revenue in 2004 can be attributed to the fact that rental payments have been suspended under the terms of the HUD Rental Assistance contract pending mandated repairs. Management has determined that costs associated with making the major structural and architectural changes required to provide handicap-accessible units in the property to comply with the HUD contract were prohibitive, so we adopted a plan to sell the property when the contract expires in February, 2006.

Expenses from Continuing Operations

Total expenses from continuing operations decreased from $205,019 for the 9-month period ended September 30, 2004 to $158,448 for the 9-month period ended September 30, 2005, a net decrease of $46,571.

1.
Property operating expenses decreased by $51,804 for the 9-month period ended September 30, 2005 compared to the 9-month period ended September 30, 2004. This expense decrease is primarily attributable to the fact that we have restructured the terms of purchase agreements so that we are no longer obligated to pay the property operating expenses.

2.
Property Depreciation and Amortization decreased by $29,619 for the for 9-month period ending September 30, 2005 compared to the same period ending September 30, 2004. This reflects the fact we now have two apartment buildings in service and the other development land is non-depreciable.

3.	Salaries, commissions and employees benefits remained stable.

4.	General and administrative expenses decreased by $1,374 for the for 9-month period ending September 30, 2005 compared to the same period ending September 30, 2004.

5.	Interest Expense reflects that fact that the only notes we have outstanding are non-interest bearing notes.

6.	Other Depreciation and Amortization reflects the depreciation on Office Furniture, Fixtures, and Equipment.

Net Income/Loss from Operations

Net loss from operations for the 9-month period ended September 30, 2005 was $ 157,175 versus net loss of $168,719 for the 9-month period ended September 30, 2004. The net loss in 2004 is attributed primarily to expenses associated with the corporate move to Orlando, Florida and reclassified accrued mortgage interest expenses.

Liquidity and Capital Resources

For the 9-month periods ended September 30, 2005 and September 30, 2004, Supreme's net cash provided by operating activities totaled ($63,540) and $34,968, respectively.

As of the 9-month period ended September 30, 2005, Supreme's unrestricted cash resources were $179 as compared to $21,270 as of the 9-month period ended September 30, 2004. The cash flow from our existing properties will not fund our future liquidity requirements. The principal source of Supreme's capital has been from funds received from operations, the issuance of common stock, and the use of non-recourse debt in association with the acquisition of its real properties.

Supreme intends to use its future capital to pay for non-recurring expenses related to the preparation of an equity or debt offering and to acquire hotel properties. Supreme also intends to increase its liquidity by issuing different classes of convertible preferred stock or convertible bonds and debentures to institutional investors in future offerings.

Supreme intends to use the proceeds of any debt or equity offerings to acquire more properties and to pay off the existing long-term liabilities, namely the balloon mortgage payments coming due in December, 2005. Further, from time to time the Board of Directors may elect to distribute some of its taxable income in the form of dividends to our stockholders. That could limit the amount of cash Supreme will have available for other business purposes or to grow through the use of retained earnings. Much of Supreme's ability to raise capital is dependent upon the relative attractiveness of its shares, and the supply of shares of competitive real estate entities currently trading in the marketplace.

Cash provided by operations, equity transactions, and borrowings from lending institutions have generally provided the primary sources of liquidity to Supreme. Historically, Supreme has used these sources to fund operating expenses and to satisfy its debt service obligations.

With respect to the interim financial statements, management believes that there are no material trends, events, or uncertainties that have, occurred since the end of the last fiscal period that have, or are reasonably likely to have, a material impact on the company's short-term or long-term liquidity or significant items of income or loss arising from continued operations. Likewise, there are no material changes in any line items on the financial statements or seasonal aspects that have had a material effect on the company's financial condition or the results of operations.

Off-balance sheet arrangements

Supreme does not have any significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to its stockholders.

DESCRIPTION OF THE BUSINESS

We are a self-advised real estate company that acquires and invests in “upper upscale, “ “upscale,” “lifestyle,”and “midscale” hotel properties located primarily in the United States. To a lesser extent, we may invest, on a selective basis, in premium full service and extended stay hotel properties in urban locations.

Our senior management team has extensive experience and a broad network of relationships in the hotel industry, which we believe provides us with ongoing access to hotel property investment opportunities and enables us to quickly identify and consummate acquisitions. We will begin operations in , 2005 when we complete the registration of our common and preferred stock pursuant to a spin-off from our parent company, Supreme Realty Investments, Inc.

We have an investment sourcing relationship with Hospitality Real Estate Counselors (HREC), one of the nation’s premier real estate advisory and brokerage organizations specializing exclusively in the lodging and gaming industries. We believe that our ability to implement our business strategies is greatly enhanced by the continuing source of additional acquisition opportunities generated by this relationship. While we and HREC currently intend to develop and strengthen our investment sourcing relationship, neither of us has entered into a binding agreement or commitment setting forth the terms of this relationship. As a result, our investment sourcing relationship may be modified or terminated at any time by either party.

Our hotel properties will be managed by Expotel Hospitality Services, LLC (Expotel) of New Orleans, LA., one of the top hotel management companies in the nation. Committed to excellence of service resulting in maximized profitability and asset value, their success is the result of innovative systems, strategies and the quality relationships with guests, employees, franchisors, and clients.

We intend to use Expotel as our preferred hotel management company for our hotel properties and expect to benefit from Expotel’s excellent hotel management services. In connection with our initial public offering, Expotel has subscribed to purchase 100,000 shares, or 1.5 % of our outstanding common stock (which amount outstanding includes shares of unvested restricted stock).

On     , 2005 we filed with the Securities and Exchange Commission , this registration statement on Form S-11, with respect to an initial public offering of approximately 6,925,613 of our common stock so that the selling stockholders named in this prospectus may offer for resale from time to time. The registration of these shares does not necessarily mean the selling stockholders will offer or sell all or any of these shares of common stock. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but will incur expenses in connection with the offering. We do not expect to pay underwriting discounts or commissions in connection with the issuance or resale of these shares. The selling stockholders may, from time to time, offer and resell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement that will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.

On October 5, 2005 we distributed a Private Placement Memorandum with respect to an offering of 4,500,000 shares of 8%, Cumulative, Convertible Preferred Stock with a stated value of $10.00/share. The proceeds of this offering will be used to acquire a portfolio of “upper upscale, “ “upscale,” “lifestyle,”and “midscale” hotel properties located primarily in the United States. To a lesser extent, we may invest, on a selective basis, in premium full service and extended stay hotel properties in urban locations. We focus our investment approach on acquiring and renovating smaller, limited service and resort hotels, which can benefit from product, operational, or brand repositioning strategies. We expect the acquisition and renovation costs to be $105 million dollars.

None of the proceeds will be used to discharge any indebtedness of the Company, its management, or any of its affiliates. We have allocated up to 8% of the proceeds of the private placement for the payment of underwriting discounts, commissions, and expenses related to the offering, should they become necessary.

Among the brands we have identified, at this time, Starwood, Hilton, Marriott, NH Hotels and Golden Tulip/TOP and LaQuinta have outstanding products in the limited-service, midscale segment.

Additional funds may be required to acquire the hotels and we intend to raise those funds through the issuance of 1st mortgage bonds or notes to banks and other institutional investors. We have private placement agency agreements with M.R. Beal and Co., New York, NY, and Kilpatrick and Hart, Ltd., Kendall Park, NJ, to place up to $110 million of these debt securities.

None of the proposed hotel properties will be acquired from affiliates or related parties.

Because we have not identified all of the particular properties we intend to acquire, this offering is considered a “blind pool” offering. Registration statements for "blind pool" offerings by real estate companies must include an undertaking to file a sticker supplement during the distribution period describing each property that has not been identified in the prospectus whenever a reasonable probability exists that a property will be acquired, and to consolidate all stickers in a post-effective amendment filed at least once every 3 months. The post effective amendment must include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X for all properties acquired. Notwithstanding the filing of sticker supplements or post-effective amendments during the distribution period, an issuer remains subject to the requirements of Form 8-K to report each acquisition of a property that exceeds the 10% significance level, and furnish the financial statements and related pro forma information, unless substantially the same financial information has been filed previously.

After the distribution period, pursuant to its undertaking, the registrant must file (in Form 8-K) audited financial statements of each property upon the commitment of 10% or more (on a cumulative basis) of offering proceeds. While the staff has not objected to the view that the undertaking to provide audited financial statements is not applicable to individually immaterial properties, the staff has objected to the view that a property is insufficiently material to fall within the scope of the undertaking if: (a) it is acquired from a related party, or (b) it exceeds the 5% significance level, or (c) it is one of a group of properties that together aggregate more than 5% and are acquired from a single seller, or whose acquisitions are contingent on one another, or are otherwise related to one another by virtue of location or other material financial or commercial factor.

HOTEL INDUSTRY

Economic Outlook

Hotel Industry Recovery.    We believe that the U.S. hotel industry is continuing to recover from the severe effects of an economic slowdown and reduction in travel following the terrorist attacks of September 11, 2001, which led to declines in room rates as hotels competed more aggressively for fewer guests. As a result, hotel industry RevPAR and operating performance declined substantially in the period 2001 to 2003.

General economic and local market conditions affect the levels of business and leisure travel, which in turn affect hotel demand and, therefore, operating performance. Along with hotel demand, new hotel room supply is another important factor affecting the hotel industry’s performance. Room rates, occupancy and RevPAR typically increase when demand growth exceeds supply growth. According to Smith Travel Research, Inc., demand for hotel rooms recently increased while growth in the supply of new hotel rooms slowed and is expected to remain at historically low levels for the next several years.

Attractive Environment for Acquisitions.    We believe that the current environment presents the opportunity to acquire hotel properties at an attractive time in the hotel industry cycle and participate in improved hotel industry fundamentals. As economic conditions continue to improve, we expect a number of hotel properties with attractive values will be sold over the near-term. Unlike the last industry downturn in the early 1990’s, current hotel owners generally have not been compelled to sell their hotels at distressed prices. In the most recent downturn, hotel properties generally were more conservatively leveraged and hotel owners therefore were able to comply with their debt service obligations despite the cash flow reductions caused by the economic and industry slowdown. While the hotel industry is now recovering from the general economic decline of the previous few years, we believe that a significant number of hotel owners are motivated to sell their hotel properties for a number of reasons. Some owners are restructuring their portfolios by selling some hotels in order to restore service levels and accelerate maintenance and capital expenditures to capitalize on recovering demand levels and increase potential revenue streams at their remaining hotels. Other owners have been forced to hold their assets longer than planned during the market downturn and are seeking to sell into the first rising market in several years.

Because the market appears to accept the notion of broad hotel market recovery, sellers are demanding and receiving relatively high multiples of trailing earnings for their hotels. We believe that, even at such relatively high valuations, hotel industry performance indicators will generally continue to improve, providing the opportunity for future increases in revenues and profits.

Favorable Long-Term Demand Fundamentals.    As shown in the chart below, hotel room demand has historically been highly correlated with GDP growth. From 1988 to 2000, demand for hotel rooms grew at an average annual rate of approximately 2.6%, in line with the 3.3% average annual growth rate in GDP during the same period. However, a declining economy and the terrorist attacks of September 11, 2001 led to sharp declines in travel activities in 2001. Beginning in 2002, hotel room demand and GDP showed signs of improvement. Hotel room demand increased by 0.3% in 2002 and 1.5% in 2003, while GDP increased by 1.9% in 2002 and 3.0% in 2003. In 2004, the general economic and hotel room demand recovery continued, as hotel room demand increased by 4.7% and GDP increased by 4.4%. It is projected that hotel room demand will grow by 4.0% in 2005.

We expect that sustained growth in demand will result in continued improvement of hotel industry fundamentals. According to Smith Travel Research:

•	occupancy increased by 3.7% in 2004 and is projected to increase by 2.8% in 2005; and
•	ADR increased by 4.0% in 2004 and is projected to increase by 4.2% in 2005.

Favorable Supply Fundamentals.    Historically, periods of weak hotel industry performance have been followed by a decrease in the growth of new hotel supply as availability of new development capital declines. Although improving operating fundamentals encourage new construction, development may require up to several years to complete. As a result, supply growth typically lags behind a hotel industry recovery. As shown in the graph below, new hotel room supply growth averaged 2.6% annually from 1988 to 2000, which is an average growth rate that is approximately equal to the average growth rate for demand over the same period of time, but since 2001, hotel room supply increased by only 1.6% in 2002, 1.2% in 2003 and 1.0% in 2004. New hotel room supply is projected to grow by 1.2% in 2005, as compared to its past 15-year historical annual average of 2.1%. We expect that if new supply remains constrained in 2005 and beyond, even moderate increases in demand should translate into further increases in hotel revenues and profitability.

Improving RevPAR.    RevPAR is generally higher in periods when room demand exceeds new supply growth. In 2001 and 2002, hotel room demand declined significantly below new room supply, resulting in RevPAR declines of 6.9% in 2001 and 2.7% in 2002. The aggregate percentage decline over this two-year period substantially surpassed the aggregate percentage decline for the 1990-91 period, previously considered one of the worst periods in the modern history of the U.S. hotel industry. We believe the industry is recovering in a pattern similar to that following the post-1991 decline. In 2003, hotel room demand stabilized and RevPAR increased 0.4%. In 2004, hotel demand increased significantly, leading to a significant increase in RevPAR of 7.8%, and RevPAR growth of 7.1% is projected for 2005.

Improving Margins.    The hotel industry has operated more efficiently over the past decade, notwithstanding the significant industry downturn of 2001-2003. Periods of strong RevPAR growth tend to be characterized by increases in gross operating margin, or GOP margins, while periods of slower RevPAR growth or periods of RevPAR decline tend to be characterized by GOP margin decreases. For example, from 2000 through 2003, GOP margins declined from 39.1% to 35.0% as RevPAR declined by an average of 3.1% annually. We believe that as economic conditions continue to improve, our hotel occupancy rates will increase, making it possible for us to increase daily rates and thereby increase our RevPAR and operating margins.

Emerging Trends. Today’s business professionals demand to have choice and control of their corporate trips, and that it is the industry’s responsibility to help them make their choices the way they want to make them. The demand for corporate travel, as well as group and convention demand for hotels often mirrors the statistical data on corporate fixed investment. There is a lot of opportunity for hospitality to catch up to the new demands of leisure travel. The number of leisure room nights is steadily increasing, especially in the baby-boomer and Generation X segments, and better yet, that travelers are going back to longer leisure stays. The purchase channel of choice for the emerging leisure travel segments is the Internet. GenXers are looking for the next best thing, new experiences and are not becoming repeat guests.

Renovating existing properties that are located on prime sites is often more cost-effective than new construction on untested sites. The prudent use of technology to improve the efficiency of the business, connecting new products and services to the customers’ new lifestyles, and to provide them with more convenience have had increasing appeal to travelers. As for brand affiliation, lodging brand equity is based upon each property's ability to deliver on the core component of the concept while responding each day to specific needs of their clientele in a profitable way.

Hotel Industry Segments

Smith Travel Research, Inc. classifies the hotel industry into the following chain scales, as determined by each brand’s annual average system-wide daily rates: luxury, upper upscale, upscale, midscale with food and beverage, midscale without food and beverage, and economy. The category of “upper upscale” includes hotels such as Doubletree, Embassy Suites Hotels, Hilton, Hyatt, Marriott and Sheraton; the categories of “upscale,” and “lifestyle,” includes hotels such as Residence Inn and Courtyard by Marriott, Crowne Plaza and Hotel Indigo by Intercontinental, Hawthorn Suites, Hilton Garden Inn by Hilton, Radisson, and Wyndham; and the category of “midscale” includes hotels such as Four Points—Sheraton, Holiday Inn, Holiday Inn Express and Holiday Inn Select.

When we examine the revenue mix of the five main hotel facility types, it becomes apparent how the facility type affects the ratio of Food & Beverage (F & B) sales to total revenues. Full Service, Convention, and Resort hotels typically offer restaurant outlets as well as room service and extensive banquet facilities, so F & B sales can make up 30 - 40% of their total revenue. Extended Stay hotels typically include a self-service breakfast buffet or evening cocktails as part of the room rate charge, so only 10-20% of their revenues are provided by F & B. Limited Service hotels, by definition, typically only offer a modest complimentary breakfast, so 80-90% of their revenues are derived from room sales.

The impact of food and beverage sales on a hotel’s overall profitability is significant. Since the expenses associated with the provision of food and beverage are relatively higher than those associated with renting rooms, profit margins go up as the ratio of F & B to total revenue goes down. Such expenses include cooks and waitress’ salaries, food shrinkage, credit card commissions, accounting support, energy usage, and the maintenance of restaurant equipment. Consequently, NOI margins for extended stay and limited service hotels are substantially higher than those of full-service, convention, or resort hotels. Hence, the major benefit of F & B operations for a large, full-service hotel is as a competitive amenity to generate room sales, particularly in the group meeting demand segment.

The single largest expense that further contributes to higher NOI margins in limited-service and extended stay hotels is Sales and Marketing. To compete in the transient corporate, commercial group, and association segments, full-service hotels typically have to employ a large sales and marketing staff to engage in a strong, direct sales effort. Limited service hotels typically have fewer rooms, and one major demand segment (i.e., transient tourists or business travelers), which do not require a major direct sales effort. They typically rely on strong brand recognition, enhanced reservation systems, on-line bookings, travel directories, and other printed advertising to generate the bulk of their room sales.

BUSINESS OBJECTIVE AND STRATEGIES

Our principal business objective is to maximize stockholder value through a combination of dividends, growth in funds from operations and increases in net asset value. We believe that we can create long-term value in our hotel properties by taking advantage of individual market recovery opportunities and aggressive asset management and repositioning, which may include: (i) rebranding, (ii) capital renovation and/or (iii) changing hotel management. In order to achieve our business objective, we intend to pursue the following strategies:

•
Disciplined Acquisition of Hotel Properties.    We will seek to create value by acquiring upscale, lifestyle, and midscale hotel properties in geographically diverse locations, and to a lesser extent, premium full service and extended stay hotels in urban locations, in accordance with our disciplined acquisition strategy. Our focus is on acquiring undermanaged or undercapitalized hotel properties at prices below replacement cost and that are located in markets where we expect demand growth will outpace new supply.

•
Aggressive Asset Management.    We intend to aggressively manage our hotel properties by continuing to employ value-added strategies (such as rebranding, renovating, or changing management) designed to increase the operating results and value of our hotel property investments. Our approach is to focus on the core competencies of revenue maximization, cost management, and quality control. We do not operate our hotel properties, but we have structured, and intend to continue to structure, our hotel management agreements to allow us to closely monitor the performance of our hotels and to ensure, among other things, that our third-party managers: (i) implement an approved business and marketing plan, (ii) implement a disciplined capital expenditure program and (iii) establish and prudently spend appropriate furniture, fixtures and equipment reserves.

•
Opportunistic Hotel Repositioning.    We intend to seek opportunities to acquire hotel properties that will benefit from repositioning, including re-branding, renovating or changing management to increase the operating results and value of our hotel property investments. We believe our investment sourcing relationship with HREC will yield many of these opportunities.

•
Portfolio Diversification. When we determine demand growth trends within and across economic regions, in conjunction with current and anticipated hotel room supply, we are able to identify particular property types and/or economic orientations that exhibit opportunity and timing for investment. The results of a national survey of hotel operating performance suggest that the facility type is the most significant factor affecting the Net Operating Income (NOI) margin of a hotel. Other recent evidence indicates that effective economic/geographic diversification results from selecting investments in major markets that have fundamentally different economies and demographic characteristics. Therefore, the two major components of our portfolio diversification strategy are the facility-type segmentation matrix model applied in conjunction with the distribution of properties by economic region.

Economic Region We have identified five economic regions or “belts” that we propose to make investments in. Each belt exhibits desirable characteristics that make our real estate investment attractive. The purpose of diversifying by this method is to take advantage of the notion that the economic ebb and flow of the various regions are not correlated, thereby reducing the portfolio’s volatility.

Economic Region	Chief Characteristic	Principal Cities

Sun Belt	Cities in the warmer southern climates that have recently experienced growth in population and continue to be popular tourist destinations;	Atlanta, Miami, Orlando, Tampa, Nashville, Charlotte, and Memphis

Energy Belt	Focal point of the U.S. energy industry; has generally been countercyclical to the U.S. economy because it does well when, due to higher energy prices, the rest of the economy tends to suffer;	Dallas, Houston, Denver, Phoenix, Tulsa, and New Orleans

Food Belt	Dominated by its production and processing of agricultural products;	St. Louis, Kansas City, and Minneapolis

Rust Belt
Focal point of the nation’s heavy manufacturing industries like steel, autos, and machinery; with the U.S. economic and trade policies focusing on making the United States more competitive in the world markets for manufactured goods, this region may experience a rebirth;
Chicago, Milwaukee, Indianapolis, Detroit, Cleveland, and Pittsburgh

Tech Belt	Though geographically dispersed, possesses concentrated nodes of financial services, cultural and civic functions, communications, transportation, and technological innovation;	New York, Boston, Washington D.C., Philadelphia, Hartford, CT, and Raleigh-Durham, NC.

International Belt	Port cities on the west coast primarily preoccupied with trade with Canada, Mexico, South America, and the rapidly expanding economies of Southeast Asia - Japan, China, Malaysia, India, and Taiwan	Los Angeles, San Francisco, Honolulu, Seattle, San Diego, San Jose, and all foreign markets

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that a change is in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

The Board of Directors is accountable to the Corporation and the shareholders as a fiduciary and, consequently, must exercise good faith and integrity in the handling of the Corporation's affairs. The Directors may not be liable to the Corporation or shareholders for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the by-laws for exculpation of the Directors. Therefore, purchasers of the shares have a more limited right of action than they would have absent the limitations in the by-laws.

The company’s Articles of Incorporation and Bylaws give the Board of Directors the authority to engage in the following types of activities:

Activity	Policy
Issue annual or other reports to shareholders	The company plans to issue and make public by filing with the SEC, annual reports of Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K

Borrow money	The Board may borrow without a vote or approval of the shareholders.

Make loans to other persons
The Board may make loans to other persons without a vote or approval of the shareholders. The Board may not make loans to interested directors without a majority vote of the shareholders other than the would-be borrower.

Invest in the securities of other issuers for the purpose of exercising control
From time to time, hotel properties may be acquired by acquiring a controlling interest in the entity that owns the property. The Board may not invest in the securities of other issuers for the purpose of exercising control without a majority vote of the common shareholders.

Underwrite securities of other issuers	The Board may not underwrite the securities of other issuers.

Engage in the purchase and sale of investments	The Board may purchase and sell short-term investments without a vote or approval of the shareholders.

Offer securities in exchange for property	The Board may offer securities in exchange for property without a vote or approval of the shareholders.

Repurchase or otherwise reacquire its own securities	The Board may repurchase or otherwise reacquire its own securities without a vote or approval of the shareholders.

INVESTMENT POLICIES

The following is a discussion of our investment policies with respect to our real estate investments. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We intend to conduct our investment activities through the formation of wholly-owned subsidiaries and operating partnerships for each property. We seek to invest in assets primarily for current income generation. In general, our primary investment objectives are to:

•	enhance stockholder value over time by generating strong risk-adjusted returns on invested capital;

•	consistently pay attractive distributions to our stockholders; and

•	achieve long-term appreciation in the value of our hotel property investments.

There are no limitations on the amount or percentage of our total assets that may be invested in any one hotel property. Additionally, no limits have been set on the concentration of investments in any one location or by brand, type of market or other limits.

Acquisition Criteria. We focus our investment approach on acquiring and renovating smaller, limited service and resort hotels, which can benefit from product, operational, or brand repositioning strategies. We do so to take advantage of strong brand recognition, enhanced reservation systems, and the economies of scale that can be achieved in terms of the types of information systems employed, bulk purchasing agreements, and common furniture, fixtures, and equipment expenditures. Further, operating expertise can be more easily transferred throughout the portfolio when properties are segmented homogeneously.

The following are some of the criteria we consider when making our investment decisions:

Facility Cost
Cost per room is typically a function of facility size and the extent of any planned renovations or major repairs. Larger properties tend to have lower cost per room, however, when we examine the ratio of total revenues to acquisition cost we find that limited service, full service, and resort properties generate the highest ratios. We can attribute this to the typical property size and current market capitalization rates.

With typical new construction costs a $60,000 - $95,000/room, our current policy is to acquire properties whose total acquisition and renovation costs are less than $75,000/room

Facility Size
The smaller hotels can typically generate more revenues per acquisition cost than the larger properties. Our current policy is to acquire limited service properties with less than 200 rooms and resort properties with less than 500 rooms.

Brand Identity:
Franchise or brand affiliation, must be evaluated in light of its contribution in terms of number of room nights and price/value perception. Hilton (Garden Inn), Marriott (Courtyard and Residence Inn), Choice (Quality Inn), and Intercontinental (Holiday Inn and Hotel Indigo) are noteworthy. LaQuinta focuses on the limited-service, midscale segment, which is also a great value proposition.

Current and Potential Cash Flow Yield
An appraisal, market analysis, and feasibility study for each property will present a detailed picture of the historical and projected performance of the competitive market for our subject hotel and of the historical performance of the hotel within the market. It further provides a framework for quantifying assumptions as to the future performance of the property based on anticipated actions. Based on this information marketing and yield management strategies will be developed to establish a set of assumptions as to future market performance, a plan of action for the property, and a set of cash flow projections resulting from that plan.

Market Penetration, (defined as the share of demand received by a given property relative to its share of supply), and Yield (defined as a property’s RevPAR divided by that of the market), are the key statistics that reflect a property’s relative position both as to occupancy and room rate.

The cash flow projections, including assumptions as to capital expenditures and reserves, financing costs, an exit strategy and disposition price, will then be discounted back to a present value at a discount rate that meets our return requirement.

Our return requirement is a function of our weighted average cost of capital, which takes into account an assessment of the risk and stability of the earnings forecasted by our financial models.

Risk and Stability of Earnings
Market demand and consumer preferences dictate that properties that derive a larger percentage of their revenues from Food & Beverage tend to be less stable than properties that derive most of their revenues from room rentals.

Our preference is for Limited Service properties that derive less than 15% of their revenues from F & B.

Potential Appreciation in Asset Value
Properties that have upside potential from repositioning, including renovation and/or management changes represent the greatest potential for better-than-average total returns. Changes in brand affiliation, upgrades in furniture, fixtures and equipment (FF & E), and innovative market strategies can often create value in underutilized properties.

Ability for New Competition to Enter Market
In certain markets, limited land availability, prohibitive building codes, or anti-development policies of local governments make in difficult for the development of new hotel rooms. We look for markets that possess these features.

DESCRIPTION OF PROPOSED HOTEL ACQUISITIONS

The company intends to acquire seven (7) to ten (10) hotel properties in major metropolitan areas throughout the United States for a total acquisition and renovation costs of $105 million, plus transaction costs. The company plans to finance the transactions by issuing 1st mortgage bonds and shares of its convertible preferred stock to institutional investors.

The properties we seek are located in prime locations in close proximity to well-known tourist attractions, metropolitan airports, business centers, and convention facilities. They are affiliated with well-known brands, such as Hilton Hotels, Marriott, LaQuinta, Choice, Holiday Inn, and Sheraton.

Four (4) of the properties have been identified. These properties currently have an average occupancy rate of 64%, an average daily rate of $71.29, and approximately $23.1 million in gross revenues. At current discount rates and capitalization rates, we have estimated these properties’ current total value at $52 million and we expect that with improved management and overall economic conditions we can increase that value by 10%-30% over the next 5 years.

The 293-room Hilton Tulsa-Southern Hills is located 8 miles from downtown Tulsa, Oklahoma. The hotel is located directly opposite Oral Roberts University, the 12,000-seat Mabee Center, the 2.2 million square foot City Plex office and hospital complex, several shopping centers, and is in close proximity to several major suburban office complexes. Our analysis concluded that the property should maintain the Hilton flag and undergo a complete repositioning. We believe that, with extensive renovation and improvements, the hotel can remain competitive and increase its market penetration.

The 197-room Doubletree Club St. Louis Airport is located adjacent to Lambert International Airport and only 20 minutes from the world-famous Lewis and Clark Discovery Trail, and the St. Louis Gateway Arch. Our analysis concluded that this property should be converted to an upscale, select-service hotel, such as a Hilton Garden Inn. We feel that this will enable the property to compete against full service hotels. We estimate that the conversion would cost approximately $5 million.

The 263-room Doubletree Hotel Detroit Metropolitan Airport hotel is located adjacent to the Detroit Metropolitan Airport. Our analysis concluded that the property should remain a Doubletree and we should reposition the hotel by implementing an effective management strategy that targets a balance of business and group travelers. We estimate that $1-1.5 million in improvements are necessary to implement this strategy.

The 185-room Doubletree Hotel Dayton Downtown is located just one block from the Shuster Performing Arts Center and only minutes away from Dayton's finest recreational and entertainment areas. The hotel is located near the Dayton Convention Center, City Hall, Fifth Third Field, United States Air force Museum, Packard Museum, Riverscape and Wright Patterson Air force Base and is also close to the major corporations of NCR, Mead Westvaco, Relizon, Westminster Financial, Caresource, Woolpert and Dayton Public Schools. Our analysis concluded that this property should be converted to an upscale, select-service hotel, such as a Marriott Courtyard. Marriott enjoys an excellent brand reputation, strong frequent guest program, efficiency of operations, and a unique ability to compete with full service properties. We estimate that the conversion would cost $3-3.5 million.

OPERATING DATA-PROPOSED ACQUISITIONS

The following table summarizes the operating data for each of the four (4) hotels we have identified:

	Doubletree Inn-Detroit	Doubletree Inn-Dayton	Doubletree Inn-St. Louis	Hilton Hotel-Southern Hills	PORTFOLIO TOTALS	MARKET AVERAGE
No. of Rooms	263	185	197	293	938	Na
Occupancy Rate (%)	67.67	59.52	75.29	55.60	64.52%	63.8%
ADR ($)	$73.54	81.52	63.34	66.77	$71.29	$68.89

Total Revenues(5-yr Avg)	$8,814,817	7,102,227	8,567,069	10,461,060	34,945,173	Na
Total Expenses(5-yr Avg)	$(6,277,729)	(4,752,471)	(3,799,230)	(5,341,273)	(20,170,703)	Na
Net Operating Income(NOI)	$2,536,458	2,349,656	4,776,839	5,119,887	14,782,840	Na

REVPAR ($)	$49.76	48.52	47.69	37.13	$45.78	$43.46
GOPPAR ($)	$16.40	10.09	16.45	9.78	$13.18	$20.05
Expense Ratio (%)	70	70	80	89	77.25%	63.5%

TAX TREATMENT OF THE COMPANY AND ITS SHAREHOLDERS

The following summary outlines certain U.S. federal income tax considerations relating to an investment in our common stock, including the federal income tax consequences under current law that are likely to be material to a purchaser of our common stock in this offering who is a “U.S. stockholder” (as hereinafter defined) and who will hold its shares as a capital asset. This summary does not contain a complete discussion of the federal tax aspects of the investment that may be important to you. Moreover, it does not address any foreign, state, or local tax consequences of an investment in our common stock. The provisions of the Code concerning the federal income tax treatment of a C Corporation and its stockholders are highly technical and complex; the following discussion sets forth only certain aspects of those provisions. This summary is intended to provide you with general information only and is not intended as a substitute for careful tax planning. The discussion below assumes that you will hold our common stock as a capital asset. We do not address the federal income tax consequences that may be relevant to stockholders subject to special treatment under the Code, including, without limitation, insurance companies, regulated investment companies, financial institutions, broker-dealers, tax-exempt or non-U.S. investors (except as specifically discussed below), foreign governments, stockholders that hold our stock as a hedge, part of a straddle, conversion transaction, or other arrangement involving more than one position, or through a partnership or other entity, or U.S. expatriates.

This summary is based on provisions of the Code, applicable final and temporary Treasury Regulations, judicial decisions, and administrative rulings and practice, all in effect as of the date of this prospectus, and should not be construed as legal advice. No assurance can be given that future legislative or administrative changes or judicial decisions will not affect the accuracy of the descriptions or conclusions contained in this summary. In addition, any such changes may be retroactive and apply to transactions entered into prior to the date of their enactment, promulgation or release. We do not expect to seek a ruling from the Internal Revenue Service, or IRS, regarding any of the federal income tax issues discussed in this prospectus, and no assurance can be given that the IRS will not challenge any of the positions we take and that such a challenge will not succeed.

Prospective purchasers of our common stock are urged to consult their own tax advisors prior to any investment in our common stock concerning the potential federal, state, local, and foreign tax consequences of the investment with specific reference to their own tax situations.

Except as otherwise noted, references in this discussion of Federal Income Tax Considerations to “we,” “our,” “us” and “our company” refer to Supreme Hotel Properties, Inc. and not our taxable subsidiaries.

Tax Treatment of the Company

As a C corporation, we generally will be subject to a corporate-level tax on taxable income and any taxable disposition of any appreciated asset we hold, which tax could reduce the amount that we could otherwise distribute to our stockholders.

Tax Treatment of U.S. Stockholders Holding Common Stock

The term “U.S. stockholder” means an investor that, for U. S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, as used herein, the term U.S. stockholder does not include any entity that is subject to special treatment under the Code.

Distributions by us, other than capital gain dividends, will constitute ordinary dividends to the extent of our current or accumulated earnings and profits as determined for federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate stockholders. Our ordinary dividends generally will not qualify as “qualified dividend income” treated as net capital gain for U.S. stockholders that are individuals, trusts, or estates. However, distributions to U.S. stockholders that are individuals, trusts, or estates generally will constitute qualified dividend income taxed as net capital gains to the extent they are attributable to (i) qualified dividend income we receive from other corporations, and (ii) dividends paid from our undistributed earnings or from built-in gains taxed at the corporate level and provided we properly designate the distributions as such.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits (a “return of capital distribution”), the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. stockholder’s shares. To the extent a return of capital distribution exceeds a U.S. stockholder’s tax basis in its shares, the distribution will be taxable as capital gain realized from the sale of such shares.

Dividends declared by us in October, November, or December and payable to a stockholder of record on a specified date in any such month shall be treated both as paid by us and as received by the stockholder on December 31 of the year, provided that the dividend is actually paid by us during January of the following calendar year.

Capital Gain Dividends

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. stockholders may be required to treat a portion of any capital gain dividend as “unrecaptured Section 1250 gain,” taxable at a maximum rate of 25%, if we incur such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Passive Activity Loss and Investment Interest Limitations

Our distributions and gain from the disposition of shares will not be treated as passive activity income and, therefore, U.S. stockholders will not be able to apply any “passive losses” against such income. With respect to non-corporate U. S. stockholders, our dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of shares (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. stockholder elects to treat such amounts as ordinary income for federal income tax purposes. U.S. stockholders may not include on their own federal income tax returns any of our tax losses.

Sale or Disposition of Shares

In general, any gain or loss realized upon a taxable disposition of shares of our common stock by a stockholder that is not a dealer in securities will be a long-term capital gain or loss if the shares have been held for more than one year and otherwise as a short-term capital gain or loss. However, any loss upon a sale or exchange of the shares by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of our distributions or undistributed capital gains required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the disposition.

Information Reporting Requirements and Backup Withholding Tax

We will report to our U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at the rate of 28% with respect to distributions paid, unless such stockholder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the stockholder has furnished to us is correct and the stockholder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.

Tax Treatment of Non-U.S. Stockholders Holding Common Stock

The rules governing U.S. federal income taxation of our stockholders who are beneficial owners of our common stock and who are not U.S. stockholders, such as nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (“non-U.S. stockholders”), are complex. This section is only a summary of such rules. We urge prospective non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, local, and foreign income tax laws on ownership of the common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests” (as defined below) and that we do not designate as a capital gain dividend or retained capital gain generally will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates (in the same manner as U.S. stockholders are taxed on distributions) and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder that is not a capital gain dividend or distribution that is not attributable to gain from the sale or exchange of “United States real property interests” unless either (i) a lower treaty rate applies and the non-U.S. stockholder files with us any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. stockholder files with us an IRS Form W-8ECI claiming that the distribution is effectively connected income.

A non-U.S. stockholder generally will not incur tax on a return of capital distribution in excess of our current and accumulated earnings and profits that is not attributable to the gain from our disposition of a “United States real property” interest if the excess portion of the distribution does not exceed the adjusted basis of the non-U.S. stockholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. However, a non-U.S. stockholder will be subject to tax on such a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in the common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from our disposition of a “United States real property interest” nor designated by us as a capital gain dividend, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. The term “United States real property interests” includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We generally must withhold 35% of any distribution subject to these rules that we could designate as a capital gain distribution (“35% FIRPTA Withholding”). A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

A non-U.S. stockholder that owns no more than 5% of our common stock at all times during a taxable year will not be subject to 35% FIRPTA Withholding with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock is regularly traded on an established securities market. Instead, any distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above in “—Taxation of Non-U.S. Stockholders Holding Common Stock,” which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

Dispositions

If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders with respect to that gain, subject to applicable alternative minimum tax, and a special alternative minimum tax in the case of nonresident alien individuals. A non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of our stock if we are a “domestically-controlled qualified investment entity,” which means that, during the shorter of the period since our formation and the five-year period ending on the date of the distribution or dispositions, non-U.S. stockholders hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that we will be a domestically-controlled qualified investment entity. However, the gain from a sale of our common stock by a non-U.S. stockholder will not be subject to tax under FIRPTA if (i) our common stock is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the New York Stock Exchange, and (ii) the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. After our initial public offering, we expect that our common stock will be considered regularly traded on an established securities market. Accordingly, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock provided that our common stock continues to be regularly traded on an established securities market. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Purchasers of our stock from a non-U.S. stockholder generally will be required to withhold and remit to the IRS 10% of the purchase price unless at the time of purchase (i) any class of our stock is regularly traded on an established securities market (subject to certain limits if the shares sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. stockholder may receive a credit against its tax liability for the amount withheld.

State, Local, and Foreign Tax

We may be subject to state, local and foreign tax in states, localities and foreign countries in which we do business or own property. The tax treatment applicable to us and our stockholders in such jurisdictions may differ from the federal income tax treatment described above.

Prospective stockholders should consult their own tax advisers for further information about federal, state, local, and other tax consequences of investing in our common stock.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

The shares of Supreme Hotel Properties, Inc. are not traded on any national securities market or quotation system.

Holders

As of September 23, 2005, there were approximately 62 holders of record of the Company’s common stock.

Dividends

The Company has not paid any cash dividends since its inception. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Securities Authorized for Issuance under Equity Compensation Plan

On July 5, 2005, the Board of Directors adopted and the shareholders approved a Stock Option and Restricted Stock Plan. The purpose of the plan is to advance the interests of the Corporation by enhancing the ability of the Corporation and its subsidiaries to attract and retain officers, employees and non-employee directors to the Corporation, to reward such individuals for their contributions and to encourage them to take into account the long-term interests of the Corporation through interests in the Corporation's Common Stock. The Plan provides for the grant of options to acquire Stock ("Options"), which may be non-qualified stock options ("NQSOs") within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and awards of Stock subject to certain restrictions ("Restricted Stock"). Under the Plan, Restricted Stock consists exclusively of (i) Stock subject to performance-based restrictions intended to comply with the provisions of Section 162(m) of the Code ("Performance-Based Restricted Stock) and (ii) Stock awarded to non-employee directors in lieu of some or all of the cash compensation such directors would otherwise receive for their service as directors ("Non-employee Director Restricted Stock").

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	850,000	$0.15	49,150,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	850,000	$0.15	49,150,000

DESCRIPTION OF SECURITIES

The following is a summary of certain provisions of our charter and bylaws and the Delaware General Corporation Law (DGCL), does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and our charter and bylaws. See “Where You Can Find More Information” for information on how to obtain copies of our charter and bylaws.

General

Our charter provides that we may issue up to 100,000,000 shares of common stock, $.001 par value per share, and 100,000,000 shares of preferred stock, $.001 par value per share. A majority of our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of our initial public offering and private placements, 6,575613 shares of common stock will be issued and outstanding and 4,500,000 shares of preferred stock will be issued and outstanding. Under Delaware law, stockholders generally are not liable for the corporation’s debts or obligations.

Common Stock

We expect to receive an opinion of counsel that all shares of common stock offered by this prospectus have been duly authorized and are fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, and sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights. Holders of shares of our common stock listed on a national securities exchange or quotation system will not have appraisal rights.

Our charter authorizes our board of directors to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series, as authorized by our board of directors. Prior to issuance of shares of each series, our board of directors is required by the DGCL and our charter to set, subject to the provisions of the charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs of our company that might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Nevada Agency & Trust Company.

LEGAL PROCEEDINGS

The company is not aware of any current, pending, or threatened litigation or proceedings that could have a material adverse effect on the results of operations, cash flows, or financial condition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of September 23, 2005, 6,925,613 shares of common stock were outstanding. The following table sets forth, as of such date, information with respect to shares beneficially owned by:

▪	each person who is known by the Company to be the beneficial owner of more than 5% of its outstanding shares of common stock;
▪	each of the Company’s directors;
▪	each of the Company’s named executive officers; and
▪	all of the Company’s directors and executive officers as a group.

Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act. Under this rule, shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date of this table. In computing the percentage ownership of any person, the amount of shares includes the amount of shares beneficially owned by the person by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person does not necessarily reflect the person’s actual voting power.

To the Company’s knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Certain Beneficial Owners

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class
Common stock	Depository Trust Corp. P.O. Box 222 Bowling Green Station New York, NY 10274 (CEDE-FAST)	709,198	10.09

Management

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class
Common stock	Thomas Elliott P.O. Box 690578 Orlando, FL 32869	3,223,312	45.98
Common stock	Jean LeRoy P.O. Box 690578 Orlando, FL 32869	1,539,383	21.13

OFFICER AND DIRECTORS

THOMAS ELLIOTT	Chairman & CEO

WORK EXPERIENCE:
Prior to acquiring a controlling interest in Supreme Realty Investments, Inc., Mr. Elliott served as Assistant Deputy Commissioner for the CITY OF CHICAGO’S DEPT. OF HOUSING; Sr. Project Manager for MESIROW-STEIN REAL ESTATE, a national real estate development firm; and as a private real estate attorney and investor.

More specifically, over the past 27 years, his duties have included performing feasibility studies and market analysis, arranging financing, coordinating construction, and property management activities for single- and multi-family residential developments, hotels, elderly hi-rises, regional shopping malls, urban strip centers, and low-rise office complexes.

EDUCATION:
Doctor of Jurisprudence (JD, Real Estate Law, 1993) from IIT CHICAGO-KENT COLLEGE OF LAW; Master of Business Administration (MBA, Finance, 1986) from KELLER GRADUATE SCHOOL OF MANAGEMENT, Chicago, IL; and Bachelor of Science (BS, Bus. Admin/Economics, 1977) from CULVER-STOCKTON COLLEGE, Canton, MO.

OTHER ACCOMPLISHMENTS:	Author, “The Owners’ Guide to Modern Apartment Management,” published by Supreme Publishing, Inc., © 2004, ISBN: 0-9721754-0-7, Library of Congress Control No. 2004090998

JEAN LEROY	President & Chief Operating Officer

RESPONSIBILITIES:
Mr. LeRoy is primarily responsible for making decisions regarding the deployment of our capital resources and maintaining effective relationships with our investment bankers. As Chief Operating Officer, he and his staff are responsible for and for the day-to-day operation of our corporate offices.

WORK EXPERIENCE:
Mr. Leroy's background includes extensive experience as a management consultant for several Fortune 500 companies in the financial services, computing, and communication industries. Over the past 15 years he has performed these services for leaders in their respective industries including: EMC CORP. (information technology); ADVENTIS CORP. (management consulting); 3M CORP (manufacturing); BELLSOUTH WIRELESS (telecommunications), and REUTERS, INC. (news and information services).

EDUCATION:	Master of Business Administration, (MBA, Finance, 1993); DePaul University, Chicago, IL; Bachelor of Science in Electronics Engineering Technology , (BSEET, 1989); DEVRY UNIVERSITY, Chicago, IL.

JIM HARVEY	V.P. Corporate Affairs

RESPONSIBILITIES:	Mr. Harvey and his staff act as a liaison between our hotel management agents and our corporate office to ensure a smooth flow of communication and cooperation between the two entities.

WORK EXPERIENCE:
For the past 27 years, Mr. Harvey has served in various executive management positions including: V.P., CORPORATE AFFAIRS, CENTEX TECHNOLOGY GROUP, INC., Jacksonville, FL; REGIONAL MANAGER, CARSON PRODUCTS, INC., Savannah, GA; and NATIONAL SALES MANAGER, PROLINE PRODUCTS, INC., Dallas, TX.

EDUCATION:	Master of Business Administration, (MBA, Health Management, 1978); Bachelor of Science, (B.S., Communications, 1976); both from WESTERN MICHIGAN UNIVERSITY, Kalamazoo, MI

LAKYE WALDON	V.P. Information Systems

RESPONSIBILITIES:	Ms. Waldon and her staff are responsible for the design, implementation, and maintenance of the modern information technology systems necessary to operate and manage a growing portfolio of hotels.

WORK EXPERIENCE:
For the past 27 years, Ms. Waldon has served as a computer systems designer, analyst, and project manager for several major contractors to the NASA space program including, most notably, BOEING and LOCKHEED-MARTIN.

EDUCATION:
Master of Business Administration (MBA, Aviation Administration, 1992) from EMBRY-RIDDLE AERONAUTICAL UNIVERSITY, Daytona Beach, FL; Bachelor of Science (BS, Data Processing, 1977) from FLORIDA A & M UNIVERSITY, Tallahassee, FL.

EXECUTIVE COMPENSATION

The following table provides information about the compensation received during the last five fiscal years by the Company’s executive officers.

SUMMARY COMPENSATION TABLE
Name & Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary	Bonus	Other	Securities Granted Under Options/SARS	Restricted Shares or Units	LTIP Payouts	All Other Compensation

Thomas Elliott, CEO	2004	Nil	Nil	Nil	10,000,000	Nil	Nil	$28,758
	2003	Nil	Nil	Nil	Nil	6,979,635(1)	Nil	13,765
	2002	Nil	Nil	Nil	Nil	6,979,635(1)	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jean LeRoy, COO	2004	Nil	Nil	Nil	4,000,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	6,142,078(2)	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	5,000,000 shares of Supreme Property, Inc. exchanged for 6,979,635 shares of Supreme Realty Investments, Inc. in the merger with Coronation Acquisition Corp.

(2)	4,000,000 shares of Supreme Property, Inc. exchanged for 6,142,078 shares of Supreme Realty Investments, Inc. in the merger with Coronation Acquisition Corp.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

HOTEL MANAGEMENT

We do not intend to operate our hotel properties or participate in the decisions that affect the daily operations of our hotel properties. Therefore, we must enter into third-party hotel management agreements with one or more eligible independent contractors. Thus, third-party hotel management companies that enter into management contracts with us will control the daily operations of our hotel properties.

Under the terms of the hotel management agreements that we will enter into in the future with Expotel Hospitality Services, L.L.C. or other third-party hotel management companies, our ability to participate in operating decisions regarding our hotel properties will be limited. We will continue to rely on these hotel management companies to adequately operate our hotel properties under the terms of the hotel management agreements. Even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, ADRs and operating profits, we may not have sufficient rights under our hotel management agreements to enable us to force the hotel management company to change its method of operation. We can only seek redress if a hotel management company violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Our proposed management agreements are generally terminable, subject to certain exceptions for cause or performance (see “Exhibit 6.0 - “Hotel Management Agreement”), and in the event that we need to replace any of our hotel management companies pursuant to termination for cause or performance, we may experience significant disruptions at the affected properties, which may adversely affect our ability to make distributions to our stockholders.

The hotel management agreements that we expect to enter into in the future contain provisions that require us to pay substantial base management fees to the management company irrespective of whether the hotels are profitable and incentive management fees that represent a substantial portion of the net operating income from the particular hotel property. As a result, these fee payment provisions may adversely affect our ability to make distributions to our shareholders.

Our proposed hotel management agreements that we expect to enter into with Expotel Hospitality Services, L.L.C. contain initial terms of five (5) years and have renewal periods, at Expotel’s option, of an additional five (5) years. Because our hotel properties would have to be sold subject to the applicable hotel management agreement, the term length of a hotel management agreement may deter some potential purchasers and could adversely impact the price realized from any such sale.

FINANCIAL STATEMENTS AND INFORMATION

The Audited Consolidated Financial Statements for the year ended December 31, 2004, contained herein are of the company’s predecessor, Supreme Realty Investments, Inc. and should be read in conjunction with its Form 10-KSB as filed with the SEC on April 15, 2005, and amended on September 20, 2005 and October 7, 2005. As a wholly-owned subsidiary, Supreme Hotel Properties, Inc.’s financial statements were consolidated with those of it parent, Supreme Realty Investments, Inc.

The information in this report for the nine- month period ended September 30, 2005, is unaudited but includes all adjustments (consisting only of normal recurring accruals, unless otherwise indicated) which Supreme Realty Investments, Inc. ("Supreme " or the "Company") considers necessary for a fair presentation of the financial position, results of operations, changes in stockholders' equity and cash flows for those periods.

Interim results are not necessarily indicative of results for the full fiscal year.

Changes or Disagreements with Accountants

There have been no changes in or disagreements with our accountants on matters of accounting and financial disclosure.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

GEORGE STEWART, CPA
2301 SOUTH JACKSON STREET, SUITE 101-G
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX (206) 328-0383

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Supreme Realty Investments, Inc., Inc.

I have audited the accompanying balance sheets of Supreme Realty Investments, Inc., Inc. as of December 31, 2004 and 2003, and the related statements of operations and retained earnings, stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards in the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Supreme Realty Investments, Inc., Inc., as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years ended December 31, 2004 and 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Note #14 to the financial statements, the Company has experienced losses for several years. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note #14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ George Stewart
Seattle, Washington
May 14, 2005

Index

SUPREME REALTY INVESTMENTS, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of

	31-Dec	31-Dec
	2004	2003
ASSETS:
Current Assets:
Cash or Cash Equivalents	4,126	3,266
Accounts Receivable	7,379	9,600
Total Current Assets	11,505	12,866
Real Estate Investments
Existing Properties	1,466,000	1,966,000
New Acquisitions	-	-
Gross Properties	1,466,000	1,966,000

Less: Accumulated Depreciation	(133,768)	(122,091)
Total Real Estate Investments	1,332,232	1,843,909
Other Assets:
Goodwill & Other Intangibles	-	-
Less: Amortization	-	-
Furniture, Fixtures, and Equipment	11,662	11,662
Less: Accumulated Depreciation	(7,002)	(4,339)
Total Other Assets	4,660	7,323

TOTAL ASSETS	1,348,397	1,864,098
LIABILITIES:
Current Liabilities	143,453	28,160
Notes Payable	-	12,000
Mortgages Payable	835,000	1,235,000
Total Liabilities	978,453	1,275,160
STOCKHOLDERS' EQUITY
Common Stock, $.001 par value, 200,000,000 authorized, 30,000,000 outstanding	30,000	64,356
Additional Paid-In Capital	623,146	623,146
Retained Earnings(Deficit)	(283,202)	(81,064)
Less: Treasury Stock	-	(17,500)
Total Stockholders' Equity	369,944	588,938

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	1,348,397	1,864,098

Index

SUPREME REALTY INVESTMENTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Year Ended
December 31

	2004	2003
REVENUES:
Revenues from Rental Properties	48,405	191,758
Revenues from Mortgage Banking	-	-
Revenues from Realty & Management	15,000	-
TOTAL REVENUES:	63,405	191,758
PROPERTY OPERATING EXPENSES:
Real Estate Taxes	5,739	12,000
Mortgage Interest	77,322	17,036
Operations and Maintenance	48,463	25,374
Property Depreciation	58,279	71,491
Total Property Expenses	189,803	125,900
GENERAL EXPENSES:
Salaries, Commissions, & Employee Benefits	33,418	49,076
General & Administrative Expenses	50,394	88,881
Depreciation & Amortization	2,189	2,189
Total General Expenses	86,001	140,146
TOTAL EXPENSES	275,804	266,046

INCOME BEFORE INVESTMENT ACTIVITIES	(212,399)	(74,288)
Gain(Loss)-on Sale of Assets	4,200	-
Gain(Loss)-on Forgiveness of Debt	-	-
Gain(Loss)-on Sale of Properties	6,061	-
NET INCOME(LOSS) Before Taxes & Extraordinary Items	(202,138)	(74,288)
Provision for Income Taxes	-	-
Extraordinary Gains(Losses)	-	-
NET INCOME(LOSS)	(202,138)	(74,288)

Weighted Average Common Shares Outstanding	3,800,000	3,800,000

NET INCOME(LOSS) per Common Share-Basic	($0.05)	($0.02)
NET INCOME(LOSS) per Common Share-Diluted	($0.05)	($0.02)

Index

SUPREME REALTY INVESTMENTS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Fiscal Year Ended
December 31

	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income	(202,138)	(74,288)
Adjustments to reconcile net income to Cash
Depreciation and Amortization	60,468	73,680
Provision for Income Taxes
(Increase) Decrease in Receivables	2,221	9,600
(Increase) Decrease in Prepaid Expenses
Increase (Decrease) in Current Liabilities	115,293	23,109
Net Cash from Operating Activities	(24,196)	12,900

CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of Furniture, Fixtures, & Equipment		(522)

Proceeds from the Sale of:
Furniture, Fixtures, & Equipment	6,061
Real Estate Improvements	450,000
Net Cash from Investing Activities	456,061	(522)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from:
Borrowings-Mortgages
Issuance of Common Stock		17,500
Payments for:
Debt Repayment	(412,000)	28,600
Repurchase of Treasury Stock	(19,045)
Net Cash from Financing Activities	(431,045)	(11,100)

Net Change In Cash	860	1,278
Cash Balance, January 1	3,266	1,987

Cash Balance, December 31	4,126	3,266

Index

SUPREME REALTY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

			Additional		Treasury	Total
	Common Stock		paid in	Retained	Stock	Stockholders’
	Shares	Amount	Capital	Earnings	(common)	Equity

Balance, January 1, 2003	19,356,327	64,356	588,146	(6,776)	-	625,726

Common Stock Issued	-	-	-	-		-

Net Income	-	-	-	(74,288)	-	(74,288)

Treasury Stock Acquired from Subsidiary	(100,000)		35,000			35,000

Treasury Stock Reissued	82,500				(17,500)	(17,500)

Balance, December 31, 2003	19,338,827	64,356	623,146	(81,064)	(17,500)	568,938

Common Stock Issued In Merger	10,661,173	(16,856)				(16,856)

Treasury Stock Reissued		(17,500)			17,500

Net Income				(202,138)		(202,138)

Balance, December 31, 2004	30,000,000	30,000	623,146	(283,202)	-0-	369,944

Index

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

1.	Summary of Significant Accounting Policies

Basis of Presentation

A summary of the significant accounting policies of Supreme Realty Investments, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements. The financial statements herein are presented using the accrual basis of accounting.

Nature of Operations

Supreme Realty Investments, Inc. is a real estate operating company primarily engaged in the acquisition, operation, and disposition of real properties and loans secured by real properties. Through its and its wholly-owned subsidiary, Supreme Capital Funding, Inc., it also engages in mortgage banking activities such as loan origination, servicing, and brokering real estate loans to and from lending institutions and institutional investors.

The Company acquires hotel properties either directly in fee simple, or indirectly through ownership of beneficial interests in land trusts or partnerships that hold title to the real property. The Company believes that, in some cases acquiring indirect interests in real property is advantageous because it gives us flexibility in addressing the financial and risk management considerations presented by the particular property when debt financing may not be appropriate or when the Company is trying to avoid exposing its entire portfolio to litigation as the result of personal injuries resulting from environmental hazards or other unforeseen conditions on the property.

The Company's policy is to acquire properties primarily for current income. However, income from, and appreciation of its properties may be adversely affected by general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses, and other factors beyond its control. The value of real properties may also be affected by the cost of compliance with regulations and liability under applicable environmental laws, changes in interest rates, and the availability of financing. Income properties are also adversely affected if a significant number of tenants are unable to pay rent or if available space cannot be rented on favorable terms.

Investments in Real Estate Securities or other Passive Interests

From time to time, Supreme will also invest in the interests of others primarily engaged in real estate activities. The Company will invest in the common stock of other public and private real estate operating companies, real estate investment trusts, partnerships, or joint ventures. The primary opportunities the Company will consider are residential housing developments. The Company's acquisition committee will apply the same underwriting criteria as applied in its direct investments.

Mortgage Banking Operations

The Company, through its subsidiary Supreme Capital Funding, Inc., acquires 1st or 2nd mortgages, on single-family dwellings and apartment buildings. Not more than 20% of our total assets may be invested in any type of mortgage and not more than 1% of our total assets may be invested in any one mortgage.

Index

The Company will acquire these mortgages and package them for resale. The Company applies the same rigorous underwriting analysis to the acquisition of these loans that it does to the direct acquisition of property. The Company looks to enhance its total returns through increased yields or, upon sale, the realization of some or the entire discount at which they were acquired.

Direct Lending and Joint Participation

In some cases, particularly land development (or redevelopment), the Company's Acquisition Committee will apply the same underwriting criteria as applied in its direct investments to make direct loans to developers for the construction and sale of multi-family housing or commercial properties.

Loan Origination and Brokerage

To generate fees associated with the origination of mortgage loans, the Company relies on the relationships of the senior management of Supreme Capital Funding, Inc. with lenders and institutional investors. They have extensive experience in the mortgage lending and real estate finance industries and have cultivated extensive contacts with banks, wholesale lenders, other mortgage brokers, and direct borrowers.

The Company uses a variety of web-based lead generation tools along with direct marketing and solicitation of loan business from homebuyers and real estate brokers.

Since the Company's focus will be on residential borrowers with substandard credit, banks and other institutional lenders make referrals to the Company for loan opportunities that they do not wish to underwrite.

The Company's management has formal brokerage agreements with several national mortgage lenders who underwrite the loan packages. Origination fees, administration fees, and document processing fees are paid to the Company at loan closing, by the lender, out of the loan proceeds.

2.	Principles of Consolidation and Estimates

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition, and the recoverability of trade accounts receivable. The application of these estimates requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Index

3.	Real Estate Investments

Supreme currently holds interests in the following properties:

•
12-unit apartment building in Chicago, Illinois, acquired by Installment Agreement for Warranty Deed at a cost of $600,000, which carries a non-recourse mortgage note in the amount of $480,000, which bears interest at a rate of 7%, and is due on December 15, 2005. Property is currently 92% occupied and stable. The company leases the residential apartments pursuant to a Section 8-Housing Assistance Payments contract with the U.S. Dept. of Housing and Urban Development(HUD).

•
4-unit apartment building in Chicago, Illinois acquired by Installment Agreement for Warranty Deed at a cost of $280,000, which carries a non-recourse mortgage note in the amount of $224,000, which bears interest at a rate of 7% and is due on December 15, 2005. Property is currently 100% occupied and stable, but each of the tenants receives rental assistance from HUD in the form of a Section 8 Housing Voucher.

•
6-unit apartment building in Chicago, Illinois, acquired by Installment Agreement for Warranty Deed at a cost of $586,000, which carries a non-recourse first mortgage note in the amount of $131,000, which bears interest at a rate of 7% and is due on February 1, 2031. The property is currently unoccupied and scheduled for demolition. The company plans to erect (6) new townhouses on the 18,750 sf lot where the property now sits.

Description	Encumbrances	Initial Cost	Cost Capitalized	Gross amount carried at close of period	Accumulated Depreciation	Date of Construction

12-Unit Apartment Bldg(1)	$480,000	$600,000	-0-	$600,000	$67,272	N/A
6-Unit Apartment Bldg(3)	$131,000	$586,000	-0-	$586,000	$35,102	N/A
4-Unit Apartment Bldg(4)	$224,000	$280,000	-0-	$280,000	$31,394	N/A

TOTALS	835,000	1,466,000	0	1,466,000	133,768

Real Estate Investments are recorded at cost, less accumulated depreciation. If there is an event or change of circumstances that indicates that the basis of a property may not be recoverable, then management will assess any impairment in value by making a comparison of (i) the current and projected operating cash flows (undiscounted and without interest charges) of the property over its remaining useful life and (ii) the net carrying amount of the property. If the current and projected operating cash flows are less than the carrying value of the property, the carrying value would be written down to an amount to reflect the fair value of the property. At the time of the preparation of these financial statements, we have tested each of our real estate assets for impairment. The following table describes our net carrying costs and projected cash flows associated with each property:

Index

				Estimated Fair Value(1)
Description	Gross amount carried at close of period	Accumulated Depreciation	Net Carrying Cost	Land(2)	Building	Cost to Sell(3)	Estimated Fair Value
12-Unit Apartment Bldg(	$600,000	(67,272)	532,728	250,000	400,000	($19,500)	$624,000
6-Unit Apartment Bldg	$586,000	(35,102)	550,898	468,750	100,000	($11,375)	$557,375
4-Unit Apartment Bldg	$280,000	(31,394)	248,606	93,750	256,250	($10,500)	$336,000

TOTALS	1,466,000	($133,768)	1,083,626	812,500	756,250	($41,375)	$1,517,375

(3)
SFAS 144 defines “fair value” as the amount at which an asset could be sold in a current transaction between willing parties, other than in a forced or liquidation sale. When auoted market prices in active markets are not available, the estimate of fair value shall be the based on the best information available, including recent sales of similar assets. Our estimates are based on recent sales of comparable properties quoted by the Chicago Association of Realtors, Multiple Listing Service(MLS).

(4)	Local vacant land values range from $15-$25/sf.
(5)	Includes legal fees, broker’s commissions, etc.

Depreciation has been computed using the straight-line method over the estimated useful lives of 27.5 years. SFAS 144 states that a long-lived asset is considered abandoned when it ceases to be used. SFAS 144 further requires that when a company commits to a plan to abandon an asset before the end of its previously estimated useful life, depreciation estimates must be revised in accordance with SFAS 154 to reflect the use of the asset over its shortened useful life. Therefore, we have revised our revised our estimated useful life of the the six-unit apartment building listed above to -0-, and revised our depreciation estimates for this period and future periods.

Expenses for maintenance and repairs are charged to operations as incurred. Significant renovations are capitalized.

During the fourth quarter of the fiscal year, the company sold all of its interests in one of its residential properties. A tabular summary of that transaction follows.

Description	Gross amount carried at time of sale	Encumbrances	Accumulated Depreciation	Sale Price	Gain(Loss) on Sale

6-Unit Apartment Bldg(2)	500,000	400,000	43,939	450,000	6,061

4.	Proposed Real Estate Acquisitions

The Company has entered into a formal Letter of Intent to acquire the following portfolio of hotel properties from CITY HOTELS, NV, of Brussels, Belgium:

•	263-room, full service hotel in Detroit, Michigan (DoubleTree Hotel)
•	197-room, full service hotel in St. Louis, Missouri (DoubleTree Hotel)

Index

•	185-room, full service hotel in Dayton, Ohio (DoubleTree Hotel); and
•	283-room, full service hotel in Tulsa, Oklahoma (Hilton Hotel)

SFAS 5 requires the disclosure of contingencies involving uncertainty that may result in a gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. For purposes of this statement, the likelihood that a future event will occur can range from remote, to reasonably possible, to probable. SFAS 5 further states that, in the event of a gain contingency, care must be exercised to avoid misleading implications as to the likelihood of realization. At this time, management considers it reasonably probable that these proposed acquisitions are likely to occur.

5.	Revenue Recognition

Rental revenues are recognized in the month they are earned. Revenues from fees include brokerage commissions, management fees, development fees, origination fees, administration fees, and document processing fees and referral fees. All fee-base revenues are recognized when the service has been performed and the fee is due and payable. In cases where there is a significant degree of uncertainty surrounding collection of the fee, revenue is not recognized until the cash is collected.

6.	Income Taxes

The Company and its subsidiary file a consolidated federal income tax return.

7.	Deferred Tax Assets, Liabilities, and Valuation Allowances

Management has provided for tax loss carry-forwards of $15,691 for 2002, and $74,299 for 2003, and $202,138 for 2004. The tax loss carry-forwards expire in 2022, 2023, and 2024 respectively.

8.	Investment in Affiliates

The Company has one wholly-owned subsidiary, Supreme Capital Funding, Inc., of which it owns 100% of the outstanding common stock. SFAS 94 requires investments in companies in which the parent company has the ability to influence operations and finances to be accounted for by the consolidation method.

In 2002, the Company issued 100,000 shares of its common stock to the subsidiary, in exchange for 100% (1,000,000 shares) of the subsidiary's stock. The Company's shares had a stated value of 1.00.

The subsidiary then filed an application for a mortgage banking license in the state of Illinois. Since it had not been granted the license, the subsidiary had not commenced operations, and there were no earnings or losses during the period to adjust to reflect the Company's share of such earnings or losses.

On December 5, 2003, the subsidiary was granted a mortgage banking license by the State of Illinois Office of Banks and Real Estate and commenced operations in Illinois. The company subsequently sold its assets in its Illinois operation and has applied for licensing in the states of Nevada and Florida. To date, neither state has granted a mortgage banking license.

Index

The consolidation method was used to account for the parent's investment from its inception through the 2003 fiscal year. As a result of applying the consolidation method, all significant intercompany balances and transactions have been eliminated in consolidation. The Company's stock issued to its subsidiary was reacquired and recorded as Treasury Stock.

Index

9.	Recent Accounting Pronouncements

In August 2001, the FASB issued Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes a model for measurement and reporting the impairment of assets to be disposed of by sale and addresses accounting for a segment of a business accounted for as a discontinued operation. SFAS 144 is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121 and thereby removes Goodwill from its scope and eliminates the requirement to allocate Goodwill to long-lived assets to be tested for impairment in business segments that are discontinued. Supreme has accounted for the write down of the Goodwill associated with its discontinued property management segment in accordance with SFAS 144.

In December 2002, the FASB issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure" ("FAS 148"), an Amendment of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 148 amends FAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation.

In December 1999, the SEC issued SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain aspects of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. On March 24, 2000 and September 26, 2000, the SEC issued Staff Accounting Bulletin No. 101A and No. 101B, respectively, which extend the transition provisions of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999, which would be December 31, 2004 for us.

In March 2000, the FASB issued FIN 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25, Accounting for Stock Issued to Employees". This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000.

Management believes that any other newly required pronouncements are not applicable.

10.	Current Liabilities and Notes Payable

Current Liabilities include trade payables and $77,322 in accrued mortgage interest. The $12,000 balance due to John Davis on Supreme Property, Inc.'s note for the purchase of substantially all of the assets from its predecessor company, Supreme Property Management & Sales, Inc., was paid on August 28, 2004.

Index

11.	Mortgages Payable

Three(3) parcels of property are being purchased by Installment Agreement for Warranty Deed, over a term of thirty(30) years. The notes bear interest at the rate of 7% per annum. Interest only payments are payable in quarterly installments, with balloon payments of the outstanding principal on maturity dates in December of 2005.

	Principal Payments Each Year
	2005	2006	2007	2008

12-Unit Apartment Bldg(1)	480,000	-0-	-0-	-0-
6-Unit Apartment Bldg(3)	131,000	-0-	-0-	-0-
4-Unit Apartment Bldg(4)	224,000	-0-	-0-	-0-

TOTALS	835,000	-0-	-0-	-0-

12.	Common Stock Transactions

In December, 2003, as a result of changing to the consolidation method of accounting for an investment in its subsidiary, the Company reacquired 100,000 shares of its own stock from its subsidiary and recorded them as Treasury Stock. 82,500 of those Treasury shares were reissued to non-related parties at an average price of 0.21 per share. The proceeds from this sale, $17,500 were used for operating capital.

During the 2004 fiscal year the remaining 17,500 Treasury shares were reissued to non-related parties at an average price of $1.20 per share. The proceeds from this sale were used for operating capital and the payment of the $12,000 balance due to John Davis on Supreme Property, Inc.'s note for the purchase of substantially all of the assets from its predecessor company, Supreme Property Management & Sales, Inc.

On March 31, 2003, the Company entered into an Agreement and Plan of Exchange and Reorganization ("the Merger") with Coronation Acquisition Corp. ("Coronation"). Coronation is a reporting "blank check" company formed in 2000, in the state of Nevada, solely for the purposes of effecting a merger or acquisition of an operating company.

The respective boards of directors and majority stockholders of each company spent considerable time reviewing the terms of the merger, the background of their respective business operations, management, and the future business potential and plans of the combined entities.

Based on these and other considerations, the Board of Directors of each company, together with their respective majority stockholders, believes that the transactions contemplated by the merger agreement, are fair and in the best interest of each company.

On August 27, 2004, Coronation and Supreme completed the merger when the following specific conditions were satisfied: (a) receipt of all stockholder approvals; (b) Form S-4 Registration Statement having become effective under the Securities Act of 1933 and all state securities permits or authorizations necessary to issue the shares of Coronation have been obtained; (c) no legal restraints or prohibitions which would prevent the consummation of the merger; (d) the representations and warranties of Coronation and Supreme under the merger agreement must be materially true and correct; (e) that there have been no material adverse change to the parties since signing the agreement; and (f) the parties have performed all material obligations required to be performed by them under the merger agreement.

Index

The merger became effective on August 27, 2004 when the certificate of merger was filed with the Secretary of State of the States of Nevada and Illinois.

No regulatory approval is required in order to consummate the merger other than the successful registration of the shares to be issued in connection with the merger by the Securities and Exchange Commission and all applicable State securities regulators.

As a result of the merger, Supreme's stockholders received 1.3953 shares of common stock of Coronation for each share of Supreme that they previously owned. Coronation will issue approximately 27,000,000 shares of common stock to Supreme stockholders in connection with the merger. Supreme's stockholders will own approximately 89.98% of the outstanding common stock of Coronation after the merger. As of December 31, 2003, there were 19,338,327 shares of Supreme common stock outstanding, 17,500 shares of Treasury Stock outstanding, and no warrants or options. The Board of Directors of Supreme and Coronation have agreed to issue 1,650,000 or approximately 5.52% of the outstanding common stock to Nick Segounis and John Coleridge, who provided services in connection with the merger agreement. These shares will be registered under a separate registration statement. These parties were integral in introducing Supreme and Coronation to one another. The remaining 1,350,000 shares, which will represent 4.5% of the issued and outstanding share capital of Coronation on closing of the merger, will be retained by Mr. Harry Miller, President of Coronation.

Supreme’s transfer agent has placed appropriate legends on the certificates of any common stock of the Company to be received by affiliates of Supreme which are subject to the resale rules of Rule 144. In addition, affiliates of Supreme have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act of 1933 on shares of common stock of Coronation to be received by them in the merger.

All shares of common stock of Coronation received by the stockholders of Supreme in connection with the merger are freely transferable unless the shareholder is considered an affiliate of either Coronation or Supreme under the federal securities laws.

The majority stockholders of Supreme and others have agreed to enter into a voluntary escrow agreement regarding the resale of their shares. Under the escrow agreement the stockholders have agreed to not resell 75% the shares of Coronation they will receive under the merger until Coronation has obtained a minimum of 3,000,000 in new debt or equity financing to advance its business. At that time an additional 25% of the shares will be released for resale with an additional 25% being released every three months until 100% of the shares escrowed have been released.

To date, no dividends have been declared or paid.

13.	Market for Common Equity and Related Stockholder Matters

Management, through its market maker Penna Luna, & Co., has filed an application (15c-211) with the National Association of Securities Dealers (NASD) requesting a trading symbol and listing on the Over-the-Counter Bulletin Board (OTC BB). To date no symbol has been assigned and the shares of Supreme are not quoted for trading on any national market or quotation system. There can be no certainty that the shares of Supreme will ever trade in a public market.

14.	Equity Compensation Plan

On August 28, 2004, the Board of Directors adopted and the shareholders approved a Stock Option and Restricted Stock Plan. The purpose of the plan is to advance the interests of the Corporation by enhancing the ability of the Corporation and its subsidiaries to attract and retain officers, employees and non-employee directors to the Corporation, to reward such individuals for their contributions and to encourage them to take into account the long-term interests of the Corporation through interests in the Corporation's Common Stock. The Plan provides for the grant of options to acquire Stock ("Options"), which may be non-qualified stock options ("NQSOs") within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and awards of Stock subject to certain restrictions ("Restricted Stock"). Under the Plan, Restricted Stock consists exclusively of (i) Stock subject to performance-based restrictions intended to comply with the provisions of Section 162(m) of the Code ("Performance-Based Restricted Stock) and (ii) Stock awarded to non-employee directors in lieu of some or all of the cash compensation such directors would otherwise receive for their service as directors ("Non-employee Director Restricted Stock").

Index

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	16,000,000	0.10	34,000,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	16,000,000	0.10	34,000,000

On August 28, 2004, (“Grant Date” and “Measurement Date”) the Company granted options to purchase 16,000,000 shares of common stock to officers and non-employee consultants in recognition of past services rendered, at an exercise price of $0.10 per share. Under the provisions of APB 25, the Company estimated the “fair market value” of the shares to be equal to the book value of $0.02 per share. Since the exercise price was greater than the fair market value as of the measurement date, no compensation cost was incurred by the Company.

15.	Commitments

Employment Obligations

The Company has entered into automatically renewing, one-year employment agreements with its President and Chief Financial Officer. In the event of termination other than for cause, the contracted employee will receive a lump sum benefit.

Lease Obligations

The company leases office space at 7380 Sand Lake Road - Suite 500, Orlando, Florida on a month-to-month basis.

16.	Contingencies

The company leases 16 of its residential apartments pursuant to a Section 8-Housing Assistance Payments contract with the U.S. Dept. of Housing and Urban Development(HUD). Payments have been suspended under the terms of that contract pending the completion of mandated repairs. There is no assurance that the contract will be renewed or past due payments will ever be recovered.

Index

17.	Material Subsequent Events

The Company has entered into a formal Letter of Intent to acquire a portfolio of hotel properties. (See Proposed Acquisitions). The Letter of Intent calls for the execution of a formal Real Estate Purchase Agreement for each property subsequent to the date of these financial statements. The proposed acquisition of the properties will necessitate the issuance of new equity and debt securities and cause the Company to enter into hotel management and franchise agreements with third parties that will have a material impact on the financial condition of the Company.

Pursuant to Rule 11-02 of Regulation S-X, the Company has included the following Pro Forma Financial Statements to disclose the estimated financial impacts of the proposed hotel acquisitions. Adjustments to reflect the acquisition of these properties for the pro forma income statements include depreciation charges based on the new accounting basis for the assets, interest financing on additional or refinanced debt, and other appropriate adjustments that can be factually supported.

[rest of this page left blank intentionally]

Index

SUPREME REALTY INVESTMENTS, INC.
UNAUDITED CONSOLIDATED BALANCE SHEET
As of September 30

	2005	2004
ASSETS:
Current Assets:
Cash & Cash Equivalents	$179	21,270
Accounts Receivable		7,379
Less: Allowance for Doubtfull Accounts
Total Current Assets	179	28,649
Real Estate Investments:
Existing Properties	880,000	1,966,000
New Property Acquisitions	-0-	-0-
Gross Properties	880,000	1,966,000
Less: Accumulated Deprec.-Property	(122,667)	(166,947)
Land & Other Non-Depreciable Properties	550,899
Total Real Estate Investments	1,308,232	1,799,053
Other Assets:
Furniture/Fixtures/Equipment	11,662	11,662
Less: Accumulated Deprec.-FF & E	(8,643)	(6,540)
Total Other Assets	3,019	5,122

TOTAL ASSETS	1,311,430	1,832,824
LIABILITIES:
Current Liabilities	211,446	171,840
Notes Payable	-0-	-0-
Mortgages Payable	835,000	1,235,000
Total Liabilities	1,046,446	1,406,840
STOCKHOLDER'S EQUITY:
Common Stock, $0.001 par, 200,000,000 authorized, 4,600,000 outstanding	4,800	30,000
Additional Paid In Capital	2,268,346	623,146
Retained Earnings (Deficit)	(440,377)	(227,162)
Less: Treasury Stock	-0-	-0-
Stock Subscriptions Receivable	(1,567,785)	-0-
Total Stockholder Equity	264,984	425,984

TOTAL LIABILITIES & EQUITY	1,311,430	1,832,824

Index

SUPREME REALTY INVESTMENTS, INC.
UNAUDITED CONSOLIDATED STATEMENT OF EARNINGS
For the Fiscal Quarter ended September 30

	2005		2004
REVENUES:
Revenues from Rental Properties	$		12,100
Revenues from Mortgage Banking
Revenues from Realty & Management
TOTAL REVENUES		-0-	12,100

PROPERTY OPERATING EXPENSES:
Real Estate Taxes		-0-	5,739
Mortgage Interest		19,331	19,331
Operations and Maintenance		-0-	6,692
Depreciation and Amortization		8,000	17,873
Total Property Expenses		27,331	49,635
GENERAL EXPENSES:
Salaries, Commissions, & Employee Benefits		8,770	8,354
General & Administrative Expenses		7,087	11,937
Interest Expense		-0-	-0-
Depreciation & Amortization		547	548
Total General Expenses		16,404	20,839
TOTAL EXPENSES		43,735	70,474

NET INCOME(LOSS) Before Taxes & Extraordinary Items		(43,735)	(58,374)
Gain(Loss)-on Sale of Assets		-0-	4,200
Provision for Income Taxes		-0-	-0-
NET INCOME(LOSS)		(43,735)	(54,174)

Weighted Average Common Shares Outstanding		3,992,000	3,800,000

EARNINGS per Common Share- Basic		($0.01)	($0.01)
EARNINGS per Common Share- Diluted		($0.01)	($0.01)

Index

SUPREME REALTY INVESTMENTS, INC.
UNAUDITED CONSOLIDATED STATEMENT OF EARNINGS
For the 9-month period ended September 30

	2005	2004
REVENUES:
Revenues from Rental Properties	$1,273	36,300
Revenues from Mortgage Banking
Revenues from Realty & Management
TOTAL REVENUES	1,273	36,300

PROPERTY OPERATING EXPENSES:
Real Estate Taxes	-0-	5,739
Mortgage Interest	57,993	57,993
Operations and Maintenance	7,379	23,825
Depreciation and Amortization	24,000	53,619
Total Property Expenses	89,372	141,176
GENERAL EXPENSES:
Salaries, Commissions, & Employee Benefits	31,671	25,062
General & Administrative Expenses	35,763	37,137
Interest Expense	-0-	-0-
Depreciation & Amortization	1,642	1,644
Total General Expenses	69,076	63,843
TOTAL EXPENSES	158,448	205,019

NET INCOME(LOSS) Before Taxes & Extraordinary Items	(157,175)	(168,719)
Gain(Loss)-on Sale of Assets	-0-	4,200
Provision for Income Taxes	-0-	-0-
NET INCOME(LOSS)	(157,175)	(164,519)

Weighted Average Common Shares Outstanding	4,198,000	3,800,000

EARNINGS per Common Share- Basic	($0.04)	($ 0.04)
EARNINGS per Common Share- Diluted	($0.04)	($0.04)

Index

SUPREME REALTY INVESTMENTS, INC.
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
For the Nine months ended September 30

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income	(157,175)	(164,519)
Adjustments to reconcile net income to cash providedby Operating Activities
Depreciation and Amortization	25,642	55,807
Provision for Income Taxes	-0-	-0-
(Increase) Decrease in Receivables	-0-	-0-
(Increase) Decrease in Prepaid Expenses	-0-	-0-
Increase (Decrease) in Current Liabilities	67,993	143,680
Net Cash from Operating Activities	(63,540)	34,968

CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of Furniture, Fixtures, & Equipment	-0-	-0-

Proceeds from the Sale of:
Furniture, Fixtures, & Equipment	-0-	4,200
Real Estate Improvements	-0-	-0-
Net Cash from Investing Activities	-0-	4,200

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from:
Borrowings-Mortgages	-0-	-0-
Issuance of Common Stock	61,000	-0-
Payments for:
Debt Repayment	-0-	(21,291)

Net Cash from Financing Activities	61,000	(21,291)

Net Change In Cash	(2,540)	17,877
Cash Balance, January 1	2,719	3,393

Cash Balance, September 30	179	21,270

Index

SUPREME REALTY INVESTMENTS, INC
Statement of Changes in Stockholders' Equity
As of Septembe 30, 2005

			Additional		Treasury	Common	Total
	Common Stock		paid in	Retained		Stock	Stockholders
	Shares	Amount	Capital	Earnings	(common)	Subscribed	Equity
Balance, January 1, 2004	19,338,827	64,356	623,146	(81,064)	(17,500)		588,938
Common Stock Issued In Merger	10,661,173	(16,856)					(16,856)
Treasury Stock Reissued		(17,500)			17,500		-
Net Income				(202,138)			(202,138)
Balance, December 31, 2004	30,000,000	30,000	623,146	(283,202)	-	-	369,944
Common Stock Subscribed	16,000,000	16,000	1,584,000			(1,600,000)	-
Net Income				(157,175)			(157,175)
1-10 Reverse Stock Split	(41,400,000)	(41,400)	41,400				-
Common StockSubscribed	200,000	200	19,800			(20,000)	-
Payments for Subscribed Stock						52,215	52,215
Balance, Septembe 30, 2005	4,800,000	4,800	2,268,346	(440,377)	-	(1,567,785)	264,984

Index

NOTES TO FINANCIAL STATEMENTS

4.	Summary of Significant Accounting Policies

Basis of Presentation

A summary of the significant accounting policies of Supreme Realty Investments, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements. The financial statements herein are presented using the accrual basis of accounting.

Nature of Operations

Supreme Realty Investments, Inc. is a real estate operating company primarily engaged in the acquisition, operation, and disposition of real properties.

The Company acquires hotel properties either directly in fee simple, or indirectly through ownership of beneficial interests in land trusts or partnerships that hold title to the real property. The Company believes that, in some cases acquiring indirect interests in real property is advantageous because it gives us flexibility in addressing the financial and risk management considerations presented by the particular property when debt financing may not be appropriate or when the Company is trying to avoid exposing its entire portfolio to litigation as the result of personal injuries resulting from environmental hazards or other unforeseen conditions on the property.

The Company's policy is to acquire properties primarily for current income. However, income from, and appreciation of its properties may be adversely affected by general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses, and other factors beyond its control. The value of real properties may also be affected by the cost of compliance with regulations and liability under applicable environmental laws, changes in interest rates, and the availability of financing. Income properties are also adversely affected if a significant number of tenants are unable to pay rent or if available space cannot be rented on favorable terms.

Investments in Real Estate Securities or other Passive Interests

From time to time, Supreme will also invest in the interests of others primarily engaged in real estate activities. The Company will invest in the common stock of other public and private real estate operating companies, real estate investment trusts, partnerships, or joint ventures. The primary opportunities the Company will consider are combination hotel/residential housing developments.

In some cases, particularly land development (or redevelopment), the Company's Acquisition Committee will apply the same underwriting criteria as applied in its direct investments to make direct loans to developers for the construction and sale of multi-family housing or commercial properties.

Index

5.	Principles of Consolidation and Estimates

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition, and the recoverability of trade accounts receivable. The application of these estimates requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

6.	Real Estate Investments

Supreme currently holds interests in the following properties:

•
12-unit apartment building in Chicago, Illinois, acquired by Installment Agreement for Warranty Deed at a cost of $600,000, which carries a non-recourse mortgage note in the amount of $480,000, which bears interest at a rate of 7%, and is due on December 15, 2005. Property is currently 92% occupied and stable. The company leases the residential apartments pursuant to a Section 8-Housing Assistance Payments contract with the U.S. Dept. of Housing and Urban Development(HUD).

•
4-unit apartment building in Chicago, Illinois acquired by Installment Agreement for Warranty Deed at a cost of $280,000, which carries a non-recourse mortgage note in the amount of $224,000, which bears interest at a rate of 7% and is due on December 15, 2005. Property is currently 100% occupied and stable, but each of the tenants receives rental assistance from HUD in the form of a Section 8 Housing Voucher.

•
6-vacant lots in Chicago, Illinois, acquired by Installment Agreement for Warranty Deed at a cost of $586,000, which carries a non-recourse first mortgage note in the amount of $131,000, which bears interest at a rate of 7% and is due on February 1, 2031. The property is currently vacant and being prepared for demolition and site preparation for the development of 6 townhouses.

Description	Encumbrances	Initial Cost	Cost Capitalized	Gross amount carried at close of period	Accumulated Depreciation	Date of Construction

12-Unit Apartment Bldg(1)	$480,000	$600,000	-0-	$600,000	$83,637	N/A
6-Vacant Lots(3)	$131,000	$586,000	-0-	$550,899	$-0-	N/A
4-Unit Apartment Bldg(4)	$224,000	$280,000	-0-	$280,000	$39,029	N/A

TOTALS	$835,000	$1,466,000	0	$1,430,899	$122,666

Index

Real Estate Investments are recorded at cost, less accumulated depreciation. If there is an event or change of circumstances that indicates that the basis of a property may not be recoverable, then management will assess any impairment in value by making a comparison of (i) the current and projected operating cash flows (undiscounted and without interest charges) of the property over its remaining useful life and (ii) the net carrying amount of the property. If the current and projected operating cash flows are less than the carrying value of the property, the carrying value would be written down to an amount to reflect the fair value of the property. At the time of the preparation of these financial statements, we have tested each of our real estate assets for impairment. The following table describes our net carrying costs and projected cash flows associated with each property:

				Estimated Fair Value(1)
Description	Gross amount carried at close of period	Accumulated Depreciation	Net Carrying Cost	Land(2)	Building	Cost to Sell(3)	Estimated Fair Value
12-Unit Apartment Bldg(	$600,000	($83,637)	516,363	250,000	400,000	($19,500)	$624,000
6-Vacant Lots	$550,899	$-0-	550,899	468,750	100,000	($11,375)	$557,375
4-Unit Apartment Bldg	$280,000	($39,029)	240,971	93,750	256,250	($10,500)	$336,000

TOTALS	$1,430,899	($122,666)	$1,067,262	$812,500	$756,250	($41,375)	$1,517,375

1.
SFAS 144 defines “fair value” as the amount at which an asset could be sold in a current transaction between willing parties, other than in a forced or liquidation sale. When auoted market prices in active markets are not available, the estimate of fair value shall be the based on the best information available, including recent sales of similar assets. Our estimates are based on recent sales of comparable properties quoted by the Chicago Association of Realtors, Multiple Listing Service(MLS).

2.	Local vacant land values range from $15-$25/sf.
3.	Includes legal fees, broker’s commissions, etc.

Depreciation has been computed using the straight-line method over the estimated useful lives of 27.5 years. SFAS 144 states that a long-lived asset is considered abandoned when it ceases to be used. SFAS 144 further requires that when a company commits to a plan to abandon an asset before the end of its previously estimated useful life, depreciation estimates must be revised in accordance with SFAS 154 to reflect the use of the asset over its shortened useful life. Therefore, we have revised our estimated useful life of the the vacant six-unit apartment building listed above to -0-, reclassified it as non-depreciable property, and revised our depreciation estimates for this period and future periods.

Expenses for maintenance and repairs are charged to operations as incurred. Significant renovations are capitalized.

During the fourth quarter of the past fiscal year, the company sold all of its interests in one of its residential properties. A tabular summary of that transaction follows.

Description	Gross amount carried at time of sale	Encumbrances	Accumulated Depreciation	Sale Price	Gain(Loss) on Sale

6-Unit Apartment Bldg(2)	500,000	400,000	43,939	450,000	$6,061

Index

5.	Proposed Real Estate Acquisitions

The Company has entered into a formal Letter of Intent to acquire the following portfolio of hotel properties from CITY HOTELS, NV, of Brussels, Belgium:

•	263-room, full service hotel in Detroit, Michigan (DoubleTree Hotel)
•	197-room, full service hotel in St. Louis, Missouri (DoubleTree Hotel)
•	185-room, full service hotel in Dayton, Ohio (DoubleTree Hotel); and
•	283-room, full service hotel in Tulsa, Oklahoma (Hilton Hotel)

SFAS 5 requires the disclosure of contingencies involving uncertainty that may result in a gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. For purposes of this statement, the likelihood that a future event will occur can range from remote, to reasonably possible, to probable. SFAS 5 further states that, in the event of a gain contingency, care must be exercised to avoid misleading implications as to the likelihood of realization. At this time, management considers it remote that these proposed acquisitions are likely to occur.

6.	Revenue Recognition

Rental revenues are recognized in the month they are earned. Revenues from fees include brokerage commissions, management fees, development fees, origination fees, administration fees, and document processing fees and referral fees. All fee-base revenues are recognized when the service has been performed and the fee is due and payable. In cases where there is a significant degree of uncertainty surrounding collection of the fee, revenue is not recognized until the cash is collected.

7.	Income Taxes

The Company and its subsidiary file a consolidated federal income tax return.

8.	Deferred Tax Assets, Liabilities, and Valuation Allowances

Management has provided for tax loss carry-forwards of $15,691 for 2002, and $74,299 for 2004, and $114,793 for 2004. The tax loss carry-forwards expire in 2022, 2023, and 2024 respectively.

14.	Investment in Affiliates

In June, 2005, the Company formed one wholly-owned subsidiary, Supreme Hotel Properties Inc., a Delaware corporation of which it owns 100% of the outstanding common stock, to hold its hotel assets. SFAS 94 requires investments in companies in which the parent company has the ability to influence operations and finances to be accounted for by the consolidation method.

15.	Recent Accounting Pronouncements

In August 2001, the FASB issued Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes a model for measurement and reporting the impairment of assets to be disposed of by sale and addresses accounting for a segment of a business accounted for as a discontinued operation. SFAS 144 is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121 and thereby removes Goodwill from its scope and eliminates the requirement to allocate Goodwill to long-lived assets to be tested for impairment in business segments that are discontinued. Supreme has accounted for the write down of the Goodwill associated with its discontinued property management segment in accordance with SFAS 144.

Index

In December 2002, the FASB issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure" ("FAS 148"), an Amendment of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 148 amends FAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation.

In December 1999, the SEC issued SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain aspects of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. On March 24, 2000 and September 26, 2000, the SEC issued Staff Accounting Bulletin No. 101A and No. 101B, respectively, which extend the transition provisions of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999, which would be December 31, 2004 for us.

In March 2000, the FASB issued FIN 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25, Accounting for Stock Issued to Employees". This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000.

Management believes that any other newly required pronouncements are not applicable.

16.	Current Liabilities and Notes Payable

Current Liabilities include $10,000 in trade payables and $201,446for the accrued interest on the mortgages payable.

17.	Mortgages Payable

Three(3) parcels of property are being purchased by Installment Agreement for Warranty Deed, over a term of thirty(30) years. The notes bear interest at the rate of 7% per annum. Interest only payments are payable in quarterly installments, with balloon payments of the outstanding principal on maturity dates in December, of 2005.

Index

	Principal Payments Each Year
	2005	2006	2007	2008

12-Unit Apartment Bldg(1)	480,000	-0-	-0-	-0-
6-vacant lots(3)	131,000	-0-	-0-	-0-
4-Unit Apartment Bldg(4)	224,000	-0-	-0-	-0-

TOTALS	835,000	-0-	-0-	-0-

Index

18.	Common Stock Transactions

On July 5, 2005, the Company affected a 1-10 reverse stock split, reducing the number of common shares outstanding to 4,600,000.

19.	Market for Common Equity and Related Stockholder Matters

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board(OTCBB) under the symbol “SRLT”.

18.	Equity Compensation Plan

On August 28, 2004, the Board of Directors adopted and the shareholders approved a Stock Option and Restricted Stock Plan. The purpose of the plan is to advance the interests of the Corporation by enhancing the ability of the Corporation and its subsidiaries to attract and retain officers, employees and non-employee directors to the Corporation, to reward such individuals for their contributions and to encourage them to take into account the long-term interests of the Corporation through interests in the Corporation's Common Stock. The Plan provides for the grant of options to acquire Stock ("Options"), which may be non-qualified stock options ("NQSOs") within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and awards of Stock subject to certain restrictions ("Restricted Stock"). Under the Plan, Restricted Stock consists exclusively of (i) Stock subject to performance-based restrictions intended to comply with the provisions of Section 162(m) of the Code ("Performance-Based Restricted Stock) and (ii) Stock awarded to non-employee directors in lieu of some or all of the cash compensation such directors would otherwise receive for their service as directors ("Non-employee Director Restricted Stock").

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	16,000,000	0.10	34,000,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	16,000,000	0.10	34,000,000

On August 28, 2004, (“Grant Date” and “Measurement Date”) the Company granted options to purchase 16,000,000 shares of common stock to officers and non-employee consultants in recognition of past services rendered, at an exercise price of $0.10 per share. Under the provisions of APB 25, the Company estimated the “fair market value” of the shares to be equal to the book value of $0.02 per share. Since the exercise price was greater than the fair market value as of the measurement date, no compensation cost was incurred by the Company. Since the stock has not been paid for yet, in accordance with Staff Accounting Bulletin Topic 4E, we have recorded the issuance of these shares in Stockholders Equity as Stock Subscribed, with a corresponding reduction in Stock Subscriptions Receivable.

Index

19.	Commitments

None

20.	Contingencies

The company leases 16 of its residential apartments pursuant to a Section 8-Housing Assistance Payments contract with the U.S. Dept. of Housing and Urban Development(HUD). Payments have been suspended under the terms of that contract pending the completion of mandated repairs. There is no assurance that the contracts will be renewed or past due payments will ever be recovered.

17.	Material Subsequent Events

Halter Financial Investments, L.P. of Dallas, Texas has entered into a Letter of Intent with the Company setting forth the terms and conditions pursuant to which it will acquire a controlling interest, estimated to be approximately 81%, of the Company’s outstanding common stock (hereafter, “Share Purchase Transaction”). The Share Purchase Transaction is subject to the following conditions: (1) the Company transferring all of its assets and liabilities to its wholly-owned subsidiary, Supreme Hotel Properties, Inc.; (2) the Company then transferring its interest in Supreme Hotel Properties, Inc. to the Company’s existing shareholders of record, on a pro rata basis, to effectively spin-off Supreme Hotel Properties, Inc. as a separate entity; and (3) the spin-off transaction being approved by a majority of the Company’s shareholders entitled to vote thereon.

The proposed Share Purchase Transaction will necessitate the issuance of approximately 2,000,000 new shares of common stock to Halter Financial Investments, L.P. The number of shares to be issued is based on the completion of a proposed 1 for 10 reverse stock split. In addition, once the Share Purchase Transaction is concluded, all existing officers and directors of the Company will resign and nominees of Halter Financial Investments will be appointed to fill such vacancies. Following consummation of the Share Purchase Transaction, new management of the Company, using its reputation, experience, and international contacts, will seek to complete a merger or similar transaction with an operating business that will qualify the Company to have its securities listed on a major national exchange or quotation medium like the New York Stock Exchange, the American Stock Exchange, or NASDAQ.

Proceeds from the sale of the shares to Halter Financial Investments will be transferred to Supreme Hotel Properties, Inc. to be used to pay expenses related to the acquisition of hotel properties and to maintain the Company’s current business operations as assumed by Supreme Hotel Properties, Inc. The shares of Supreme Hotel Properties, Inc. distributed to the shareholders of the Company as part of the spin off will have attendant registration rights and the management of Supreme Hotel Properties, Inc. will seek to file a registration statement with the SEC to register those shares. Upon that registration becoming effective, management will then apply for listing the company’s securities on a national exchange or quotation medium.

Index

INTEREST OF NAMED EXPERTS AND COUNSEL

John Swain, Jr., Esq., corporate counsel for the company, has been granted fully vested options to purchase 200,000 shares of the common stock of the company as consideration for legal services rendered in connection with his involvement in the preparation of this information statement/prospectus.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The Company will, unless in the opinion of its counsel, that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but will incur expenses in connection with the offering. We do not expect to pay underwriting discounts or commissions in connection with the issuance or resale of these shares.

RECENT SALES OF UNREGISTERED SECURITIES

None.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware law presently provides that in the case of a non-derivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

With respect to derivative actions, Delaware law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its stockholders.

Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its stockholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court shall determine.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

INDEX OF FINANCIAL STATEMENTS and EXHIBITS

UNDERTAKINGS

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b.	The undersigned registrant hereby undertakes:

To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

c.	The undersigned registrant hereby undertakes:

To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

d.	The undersigned registrant hereby undertakes:

To provide to the underwriter, if any, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on:

SUPREME HOTEL PROPERTIES, INC.
Date:	November 2, 2005

		By:	/s/ Thomas Elliott
Thomas Elliott, Chief Executive Officer

/s/ Jean LeRoy
Jean LeRoy, President, Chief Financial Officer